File No. 070-10246

As filed with the Securities and Exchange Commission on December 22, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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AMENDMENT NO. 2
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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Dominion Resources, Inc.* 120 Tredegar Street Richmond, VA 23219 *other applicants are listed on Exhibit J-1	Consolidated Natural Gas Company 120 Tredegar Street Richmond, VA 23219

(Name of company filing this statement and
address of principal executive offices)

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Dominion Resources, Inc.

(Name of top registered holding company
parent of each applicant or declarant)

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James F. Stutts
Vice President and General Counsel
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219
(Name and address of agent for service)

The Commission is also requested to send copies of any
Communication in connection with this matter to:

Sharon L. Burr, Esq. Senior Counsel Dominion Resources Inc. 120 Tredegar Street Richmond, VA 23219	John D. McLanahan Troutman Sanders LLP 600 Peachtree Street, NE Suite 5200 Atlanta, GA 30308-2216

AMENDMENT NO. 2 TO

APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
FOR
AMENDMENT AND RESTATEMENT
OF FINANCING AUTHORIZATION

The foregoing Application is hereby amended and restated in its entirety as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

A. Introduction

In this Application-Declaration (this "Application"), Dominion Resources, Inc. ("DRI"), a Virginia corporation and a registered public holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Consolidated Natural Gas Company ("CNG"), a direct subsidiary of DRI and a registered public holding company under the Act, the Utility Subsidiaries (as defined below) and the Non-Utility Subsidiaries (as defined below) (collectively the "Applicants") seek approval pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 32, 33 and 34 and Rules 43, 45, 46, 53 and 54 of the Act and any other applicable provision of the Act or Commission rule to engage in the transactions set forth herein from the effective date of an order issued in this proceeding through the period ending December 31, 2007 ("Authorization Period").

DRI's principal utility subsidiaries are: (1) Virginia Electric and Power Company ("Virginia Power"), a regulated public utility engaged in the generation, transmission and distribution of electric energy in Virginia and northeastern North Carolina, (2) The Peoples Natural Gas Company ("Peoples"), a regulated public utility engaged in the distribution of natural gas in Pennsylvania, (3) The East Ohio Gas Company ("East Ohio"), a regulated public utility engaged in the distribution of natural gas in Ohio, and (4) Hope Gas, Inc., a regulated public utility engaged in the distribution of natural gas in West Virginia ("Hope" and with Virginia Power, Peoples and East Ohio, the "Utility Subsidiaries"). Virginia Power is a direct subsidiary of DRI. Peoples, East Ohio and Hope are each direct subsidiaries of CNG.

DRI's non-utility activities are conducted through its non-utility subsidiaries (the "Non-Utility Subsidiaries", which are included on Exhibit J-1): (1) Dominion Energy, Inc. ("DEI") which, through its direct and indirect subsidiaries (together with DEI, the "DEI Companies"), is active in the competitive electric power generation business and in the development, exploration and operation of natural gas and oil reserves1; (2) direct and indirect subsidiaries of Virginia Power, which are engaged in fuel procurement for Virginia Power and other DEI subsidiaries, energy marketing and nuclear consulting services; and (3) direct and indirect subsidiaries of CNG which are engaged in all phases of the natural gas business other than retail distribution including transmission, storage and exploration and production. DRI and all of its subsidiaries are herein referred to as the "DRI System".

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1DEI also owns Dominion Wholesale, Inc., which provides inventory services to the DEI Companies and other subsidiaries of DRI. Dominion Resources, Inc., HCAR 27772 (December 12, 2003).

As of the date of this Application, DRI has another non-utility subsidiary, Dominion Capital, Inc. ("DCI" and, together with its subsidiaries, the "DCI Companies") which, in the past, operated as a diversified financial services company with several operating subsidiaries in the commercial lending, merchant banking and residential lending businesses. Pursuant to the Merger Order (as defined below)2 DRI is obligated to dispose of its interest in the DCI Companies (other than certain interests in specified independent power projects) and is in the process of disposing of such interests.

B. Background

By order dated December 15, 1999, HCAR No. 27113 (the "Merger Order"), the Commission authorized and approved the transactions contemplated by the Amended and Restated Agreement and Plan of Merger dated as of May 11, 1999, pursuant to which, as of January 28, 2000, (i) a wholly-owned subsidiary of DRI was merged with and into DRI with DRI being the surviving corporation and (ii) Consolidated Natural Gas Company ("Old CNG"), a registered holding company under the Act, was merged (the "Merger") into a wholly owned subsidiary of DRI at the time called "New DRI Sub II" which, as a result of the Merger succeeded to all of the assets, liabilities and equity of Old CNG by operation of law. New DRI Sub II, the surviving corporation in the Merger, was renamed "Consolidated Natural Gas Company" and is the entity which is herein referred to as "CNG". DRI and CNG (as the successor corporation to Old CNG) were registered as holding companies under the Act following the Merger.

In connection with the Merger, the Commission issued an order dated December 15, 1999, HCAR No. 27112 (the "Initial Financing Order") authorizing DRI, CNG and their subsidiaries to engage in, among other things, the following activities through December 31, 2002 (unless otherwise noted below):

(1) the maintenance, renewal, extension or replacement by DRI of certain financings entered into prior to the Merger and the entering by DRI into similar additional financing arrangements up to $250 million;3

(2) the issuance by DRI of equity, preferred and/or debt securities up to $1.5 billion;

(3) the issuance by DRI of 45.5 million shares of stock for certain direct stock purchase and dividend reinvestment plans, incentive compensation plans and other employee benefit plans from time to time during a five-year period ending December 15, 2004;

(4) the maintenance by DRI of certain guarantee and credit support arrangements for the DEI Companies and the entering by DRI into additional guarantees or credit support for the DEI Companies up to $1.5 billion;

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2By order dated January 28, 2003, HCAR No. 27644, DRI has until December 31, 2006, within which to complete its disposition of its interests in the DCI Companies.

3 As of the date of the Merger, DRI had in effect a number of credit and financing facilities under which DRI could issue "Other Securities" (as defined in the Initial Financing Order) of approximately $955.31 million in addition to the approximately $4.5 billion in securities that DRI proposed to issue to finance the cash consideration payable with the Merger.

(5) the maintenance by DRI of certain guarantee and credit support arrangements for the DCI Companies and the entering by DRI into additional guarantees or credit support for the DCI Companies up to $1.6 billion;

(6) the maintenance by DRI of certain guarantee and credit support arrangements for Virginia Power Energy Marketing, Inc. not to exceed $300 million;

(7) the maintenance, renewal, extension or replacement by CNG of common stock, preferred stock, short-term debt, long-term debt and other securities issued by CNG prior to the Merger not to exceed the aggregate amount of $10 billion4;

(8) the maintenance by CNG of guarantees and credit support given by CNG to its subsidiaries not to exceed $3 billion;

(9) the ability of CNG to extend guarantees and credit support to any of its direct or indirect subsidiaries as needed to support its subsidiaries' normal course of business; and

(10) the ability of CNG to continue to operate the CNG Money Pool.

Furthermore, the Commission issued an order dated May 24, 2001, HCAR No. 27406 (the "Second Financing Order") authorizing, subject to certain limitations, DRI and its subsidiaries to engage in, among other things, the following activities through December 31, 2004:

(1) the extension of DRI's authorization from the Initial Financing Order to amend, renew, extend, replace and otherwise refinance or modify ("Refinance") any securities, credit facilities, financing arrangements, indebtedness and similar obligations existing at the time of the Second Financing Order ("Existing Obligations");

(2) the extension of the authorization provided to subsidiaries of DRI by the Initial Financing Order to Refinance Existing Obligations;

(3) the increase of capitalization of DRI through the issuance by DRI of equity, preferred and/or debt securities (including stock purchase contracts, preferred securities, short-term notes, long-term notes and commercial paper) in the aggregate amount not to exceed $6 billion;

(4) the entering into by DRI of transactions to manage interest rate risk with regard to the issuance of short-term and long-term debt securities;

(5) the use by DRI of special purpose financing subsidiaries to issue or sell debt or equity securities on DRI's behalf either by DRI owning such subsidiaries or guaranteeing the obligations of such subsidiaries;

(6) the continued extension of CNG's financing authority to issue debt, preferred and equity securities in an aggregate principal amount not to exceed $10 billion during the period beginning March 28, 1996; and

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4See CNG's Omnibus Order dated March 28, 1996, HCAR No. 26500 (the "Omnibus Order").

(7) the increasing of the amount of guarantees and credit support provided by DRI for all of DRI's subsidiaries in an aggregate amount not to exceed $9.6 billion.

The Second Financing Order also permitted DRI to use financing proceeds to make investments in electric wholesale generators ("EWGs") and foreign utility companies ("FUCOs") in an aggregate amount not to exceed 100% of DRI's consolidated retained earnings plus $2 billion (and the Commission reserved jurisdiction over an additional $6 billion for such investments). The Commission also reserved jurisdiction over whether the permitted aggregate amount would exclude generation assets owned by Virginia Power that would become owned by a DRI subsidiary that is qualified as an EWG. In an order dated December 28, 2001, HCAR No. 27485 (the "Supplemental Order"), the Commission further released jurisdiction over the use of financing proceeds to make investments in EWGs and FUCOs of 100% of consolidated retained earnings plus $4.5 billion (but further reserved jurisdiction over an additional $3.5 billion for such investments).

By order dated March 15, 2004, HCAR No. 27814 (the "Third Financing Order") and together with the Merger Order, the Initial Financing Order and the Second Financing Order, (the "Prior Orders"), the Commission authorized the issuance by each of DRI and CNG of additional short term debt, including but not limited to, the issuance of commercial paper, in the aggregate of $4.0 billion principal amount outstanding at any one time ($2.0 billion for DRI and $2.0 billion for CNG).

By order dated January 3, 2003, HCAR No. 27634 (the "Money Pool Order"), the Commission authorized the termination of the CNG Money Pool and the establishment and operation of a DRI Money Pool, wherein DRI and certain of its subsidiaries (as approved by the Commission) may participate subject to certain terms and conditions as stated in the Money Pool Order. DRI and CNG cannot borrow from the DRI Money Pool, but may be the ultimate providers of funds to the DRI Money Pool as needed. DRI and/or CNG may obtain the funds to invest in the DRI Money Pool from (i) internally generated funds, (ii) externally raised funds under the financing authorizations noted above, and/or (iii) any other financing authorizations or exemptions that may be available to DRI or CNG throughout the period ending December 31, 2005.

By order dated May 13, 2004, HCAR No. 27845 (the "Tax Allocation Order"), the Commission authorized the entering into and performance of a "Tax Allocation Agreement" among DRI and certain associated companies with regard to the allocation of income tax to appropriate entities.

C. Requested Authority

Upon the effective date of an order issued in this proceeding, the Applicants seek to revise, restate, replace and substitute all of their current authorization under the Prior Orders with respect to financing activities, and under the Money Pool Order and the Tax Allocation Order, by substituting in lieu thereof the following authority during the Authorization Period:

(1) for DRI to increase its capitalization in the aggregate amount of $4.3 billion over and above its capitalization as of June 30, 2004, other than for refunding or replacing securities where capitalization either is not increased as a result thereof (or is increased solely by operation of call premiums, make whole premiums, or other offering expenses, collectively, "Offering Expenses"), through the issuance and/or sale by DRI of common stock (including forward sales), preferred securities, equity-linked securities and long-term debt, whether directly or through one or more financing conduits and for the Commission to reserve jurisdiction over an additional $3.7 billion of authorization for an increase in its capitalization as requested and described above in this Item 1(C)(1);

(2) for DRI to issue short term debt, including, but not limited to, the issuance of commercial paper or letters of credit in an aggregate amount up to $8.15 billion principal amount outstanding at any one time; provided, however, the authority in this subparagraph (2) will be reduced by the amount of securities issued and outstanding pursuant to the authority requested in subparagraph (1) above and for the Commission to reserve jurisdiction over an additional $4.35 billion of authorization as requested and described above in this Item 1(C)(2). This short-term debt authorization will enable DRI to support the DRI Money Pool and other short-term financing needs, which vary significantly during a calendar period and are not permanent capital increases;

(3) for DRI to provide guarantees, intra-system advances and other credit support for all of its subsidiaries, as described in paragraph D(2)(e) below, in an aggregate amount not to exceed $10 billion at any time outstanding;5

(4) for DRI to issue 50 million shares of stock for its direct stock purchase and dividend reinvestment plan, incentive compensation plans and other employee benefit plans as described in paragraph G below (such issuance to be excluded from the increase to DRI's capitalization described in paragraph C(1) above);

(5) for DRI to continue to operate the DRI Money Pool as described under paragraph E below;

(6) for CNG to increase its capitalization in the aggregate amount of $6.0 billion over and above its capitalization as of June 30, 2004, other than through refunding or replacing securities where capitalization is either not increased (or is increased solely by Offering Expenses) through the issuance and/or sale of common stock (including forward sales), preferred securities, equity-linked securities and long-term debt, whether directly or through one or more financing conduits;

(7) for CNG to issue short term debt, including, but not limited to, the issuance of commercial paper or letters of credit in an aggregate amount up to $9.25 billion principal amount outstanding at any one time; provided, however, the authority in this subparagraph (7) will be reduced by the amount of securities issued and outstanding pursuant to the authority requested in subparagraph (6) above. This short-term debt authorization will enable CNG to support its short-term financing needs which vary significantly during a calendar year and are not permanent capital increases;

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5Pursuant to the Initial Financing Order and the Second Financing Order, DRI continues to maintain guarantee and credit support arrangements for the DCI Companies. However, DRI is disposing of its interest in the DCI Companies and these arrangements will diminish and terminate when the disposition process is completed.

(8) for CNG to provide guarantees, intra-system advances and other credit support for all of its subsidiaries (similar to that as described with respect to DRI in paragraph D(2)(e) below) in an aggregate amount not to exceed $5.0 billion at any time outstanding.

(9) for DRI and CNG to use financing conduits or subsidiaries to issue or sell debt or equity securities on DRI's or CNG's behalf either by DRI or CNG owning such conduits or subsidiaries or guaranteeing the obligations of such conduits or subsidiaries as described in paragraph D(2)(c) below;

(10) for DRI and CNG to enter into transactions to manage interest rate risk as described in paragraph D(2)(d) below;

(11) for DRI and CNG to use up to $300 million of the financing for development costs related to investments in Exempt Subsidiaries and Non-Exempt Subsidiaries as defined and described in paragraph F below;

(12) for the Utility Subsidiaries to issue short-term debt securities (including commercial paper) not to exceed the following amounts outstanding at any one time:

Utility Subsidiary	Short-Term Debt Amount

Virginia Power	$2.25 billion
Peoples	$100 million
East Ohio	$100 million
Hope	$100 million

(13) for the Utility Subsidiaries, to the extent not exempt under Rule 42, to enter into transactions to manage interest rate risk as described in paragraph D(2)(d) below.

(14) for the Non-Utility Subsidiaries to pay dividends out of capital or unearned surplus as described in paragraph H below;

(15) for DRI and CNG to change the capital stock of subsidiaries as described in paragraph I below;

(16) for DRI and CNG to refund or replace existing securities where capitalization is not increased as a result thereof (or is increased solely by Offering Expenses) from that in place at June 30, 2004, all subject to the financing parameters set forth in Section D below applicable to such existing securities;

(17) for DRI to manage and develop DRI system non-utility real estate as described under paragraph J below;

(18) for DRI and its subsidiaries to continue to operate under the terms of the Tax Allocation Agreement as described under paragraph K below;

(19) for the Commission to authorize the use of proceeds from financings authorized hereunder for investments in EWGs and FUCOs in an amount of 100% of DRI's consolidated retained earnings plus $5 billion and to reserve jurisdiction over an additional $3 billion of investment in EWGs and FUCOs as described under paragraph L below; and

(20) for the issuance of intra-system advances and guarantees to the extent not exempt pursuant to Rules 45(b) and 52, by DRI and/or CNG to or on behalf of its subsidiaries, by the Non-Utility Subsidiaries to or on behalf of other Non-Utility Subsidiaries and by the Utility Subsidiaries to or on behalf of such Utility Subsidiary's direct or indirect subsidiaries and others.

The approval by the Commission of this Application will give DRI, CNG and the Utilities Subsidiaries the flexibility to respond quickly and efficiently to their respective financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on business activities designed to provide benefits to customers and shareholders.

D. Parameters for Financing Authorization

(1) Financing Authorization Terms and Conditions

Authorization is requested herein to engage in certain financing transactions during the Authorization Period. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

(a) Common Equity Ratio. DRI and CNG state that at all times during the Authorization Period, DRI, CNG and each of the Utility Subsidiaries will maintain common equity (as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission)of at least 30% of its consolidated capitalization; provided that DRI and CNG will in any event be authorized to issue common stock to the extent otherwise authorized in this Application. The term "consolidated capitalization" is defined to include, where applicable, all common stock equity (comprised of common stock, additional paid-in capital, retained earnings, accumulated other comprehensive income or loss and/or treasury stock), minority interests, preferred stock, preferred securities, equity-linked securities, long-term debt, short-term debt and current maturities.

(b) Investment Grade Ratings. DRI, CNG and the Utility Subsidiaries will not issue any securities, other than common stock, member interests, securities issued for the purpose of funding the DRI Money Pool or securities the issuance of which are exempt pursuant to Rule 52, pursuant to the authority conferred pursuant to this Application, unless (a) the security to be issued, if rated, is rated at least investment grade; (b) all outstanding securities of the issuer that are rated, are rated investment grade; and (c) all outstanding securities of DRI and CNG that are rated, are rated at least investment grade (the "Investment Grade Condition"). For purposes of this provision, a security will be deemed to be rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization, as defined in rule 15c3-1(c) (2) (vi) (F) under the Securities Exchange Act of 1934. DRI, CNG and the Utility Subsidiaries further request that the Commission reserve jurisdiction over the issuance of any securities that do not satisfy the Investment Grade Condition.

(c) Effective Cost of Money on Financings. The effective cost of capital for long-term debt and short-term debt, preferred securities and equity-linked securities will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital on (i) any such long-term debt securities exceed 500 basis points over comparable term U.S. Treasury securities ("Treasury Security"); or (ii) any such short-term debt securities exceed 300 basis points over London Interbank Offered Rate ("LIBOR"). The dividend and distribution rate on any series of preferred securities or equity-linked securities will not exceed at the time of issuance 700 basis points over a Treasury Security.

(d) Maturity. The final maturity of any long-term debt securities will not exceed 50 years. Preferred securities and equity-linked securities will be redeemed no later than 50 years after issuance, unless such preferred security or equity-linked security is perpetual in duration.

(e) Issuance Expenses. The underwriting fees and commissions paid in connection with the issue, sale or distribution of securities pursuant to this Application will not exceed the competitive market rates which are consistent with similar securities of comparable credit quality and maturities issued by other companies; provided, that in no event will such fees and commissions exceed seven percent (7%) of the principal or face amount of the securities being issued or gross proceeds of the financing.

(f) Use of Proceeds. The proceeds from the sale of securities issued by DRI pursuant to this Application will be used for any lawful purposes, for example: (i) the financing of the capital expenditures of the DRI system, (ii) the financing of working capital requirements of the DRI system, (iii) direct or indirect investment in companies or assets the acquisition of which are either exempt under the Act or by Commission Rule or have been authorized by the Commission and (iv) general corporate purposes. The proceeds from the sale of securities issued by CNG pursuant to this Application will be used for any lawful purposes for example: (i) the financing of the capital expenditures of CNG and its subsidiaries, (ii) the financing of working capital requirements of CNG and its subsidiaries, (iii) direct or indirect investment in companies or assets, the acquisition of which are either exempt under the Act or by Commission Rule, or have been authorized by the Commission, and (iv) general corporate purposes.

(2) Description of Specific Types of Financing

DRI requests authorization to obtain funds externally through sales (including forward sales) of equity, equity-linked, preferred and/or debt securities up to $8 billion. With respect to common stock, and consistent with current authority, DRI also requests authority to issue common stock to third parties in consideration for the acquisition of equity or debt securities of a company being acquired pursuant to an exemption under the Act, or pursuant to a Commission rule or specific authorization by another Commission order. CNG requests authorization to obtain funds externally through sales of preferred, equity linked and/or debt securities up to $6 billion. With respect to common stock, CNG also requests authority to issue common stock to DRI in connection with its financing. In addition, each of DRI and CNG seeks the flexibility to enter into certain hedging transactions to manage interest rate, credit and equity price risk.

(a) Equity Securities

(i) Common Stock (including Equity- Linked Securities)

From time to time during the Authorization Period, subject to the limits and conditions specified in this Application, DRI seeks authority to issue and sell additional shares of its common stock (i) through solicitations of proposals from underwriters or dealers, (ii) through negotiated transactions with underwriters or dealers, (iii) directly to a limited number of purchasers or to a single purchaser, and/or (iv) through agents. The price applicable to additional shares sold in any such transaction will be based on several factors, including the current market price of the common stock or competitive capital market conditions. These transactions could include forward sales of DRI's common stock.

DRI also seeks authority to issue and sell from time to time equity linked securities, including but not limited to contracts obligating holders to purchase from DRI and/or DRI to sell to the holders, a number of shares specified directly or by formula at an aggregate offering price either fixed at the time the stock purchase contracts ("Stock Purchase Contracts") are issued or determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt and/or preferred securities of DRI and/or debt obligations of non-affiliates, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of DRI under the Stock Purchase Contracts. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

DRI may also issue common stock as consideration, in whole or in part, for acquisitions of securities of businesses or the assets of such businesses, the acquisition of which (a) is exempt under the Act or by Commission rule or (b) has been authorized by prior Commission order issued to DRI, subject in either case to applicable limitations on total investments in any such businesses. All common stock sales will be with terms and conditions, at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

From time to time during the Authorization Period, subject to the limits and conditions specified in this application, CNG seeks authority to issue additional shares of its common stock to DRI. The consideration for such stock would be based on the book value of such stock determined as of the quarter end immediately preceding the issuance.

(ii) Preferred Securities

Subject to the limits and conditions specified in this Application, each of DRI and CNG also seeks authority to issue and sell preferred securities in one or more series.

Preferred securities of any series (a) will have a specified par or stated value or liquidation value per security, (b) will carry a right to periodic cash dividends and/or other distributions, subject among other things, to funds being legally available therefor, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the par or stated liquidation value thereof, (d) may be convertible or exchangeable into common stock of DRI, (e) and may bear such further rights, including voting, preemptive or other rights, and other terms and conditions, as set forth in the applicable certificate of designation, purchase agreement and/or similar instruments governing the issuance and sale of such series of preferred securities.

Preferred securities may be issued in private or public transactions. With respect to private transactions, preferred securities of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the preferred securities without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. From time to time each of DRI and CNG may also issue and sell preferred securities of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

The liquidation preference, dividend or distribution rates, redemption provisions, voting rights, conversion or exchange rights, and other terms and conditions of a particular series of preferred securities, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable certificate of designation, purchase agreement or underwriting agreement, and other relevant instruments setting forth such terms.

(b) Debt Securities

(i) Short-Term Notes

Subject to the limits and conditions in this Application, each of DRI and CNG seeks a continuation of its authority to make short-term borrowings from banks or other financial institutions, and when combined with issuances of common stock, preferred securities, equity-linked securities and long-term debt not to exceed $12.5 billion with respect to DRI and up to $9.25 billion with respect to CNG. Such borrowings will be unsecured and will be evidenced by (1) "transactional" promissory notes to be dated the date of such borrowings and to mature not more than one year after the date thereof or (2) "grid" promissory notes evidencing all outstanding borrowings from the respective lender, to be dated as of the date of the first borrowing evidenced thereby, with each such borrowing maturing not more than one year thereafter. Any such note may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment. Each of DRI and CNG notes that, at any given time, some or all of its outstanding short-term notes will be issuable in connection with the establishment of back-up credit facilities to support DRI's and CNG's, as applicable, commercial paper program but that such credit facilities will not be drawn upon and no borrowings will occur thereunder except in certain limited circumstances at which time obligations under the related commercial paper will be paid. Thus, short-term notes issued in connection with the establishment of commercial paper back-up facilities backstop and duplicate commercial paper issuances and should not be deemed to be borrowings under DRI's and CNG's, as applicable, financing authorization unless and until an actual borrowing occurs under the related credit facility. Any other result would "double count" DRI's and CNG's, as applicable, actual financial obligation. Additionally, with respect to any "grid" notes issued by DRI and CNG, as applicable, only the amount actually outstanding thereunder at any given time shall be considered a borrowing.

(ii) Commercial Paper

Subject to the limits and conditions in this Application, each of the DRI and CNG also seeks authority to issue and sell commercial paper through one or more dealers or agents or directly to purchasers.

Each of DRI and CNG proposes to issue and sell the commercial paper at market rates with varying maturities not to exceed 270 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $1,000 each. In commercial paper sales effected on a discount basis, no commission or fee will be payable in connection therewith; however, the purchasing dealer will re-offer the commercial paper at a rate less than the rate offered to DRI or CNG, as applicable. The discount rate to dealers will not exceed the maximum market clearing discount rate per annum applicable at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

(iii) Long-Term Notes

Subject to the limits and conditions in this Application, each of DRI and CNG also seeks authority to issue and sell unsecured long-term debt securities ("Notes") in one or more series.

Notes of any series may be either senior or subordinated obligations of DRI or CNG, as applicable. Notes of any series (a) will have maturities of greater than one year, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, and (d) may be convertible or exchangeable into common stock of DRI or CNG. Interest accruing on Notes of any series may be fixed or floating or "multi-modal" (where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period, with all accrued and unpaid interest together with interest thereon becoming due and payable at the end of each such reset period, or at maturity). Notes may be issued under one or more indentures to be entered into between DRI or CNG, as applicable, and financial institutions acting as trustee(s); supplemental indentures may be executed in respect of separate offerings of one or more series of Notes.

Notes may be issued in private or public transactions. With respect to the former, Notes of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Notes without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. From time to time each of DRI and CNG may also issue and sell Notes of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

The maturity dates, interest rates, redemption and sinking fund provisions, and conversion features, if any, with respect to the Notes of a particular series, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable purchase agreement or underwriting agreement setting forth such terms.

(c) Financing Conduits

In addition to issuing any of the foregoing debt or equity securities directly, DRI and CNG request approval to form one or more entities for the primary purpose of issuing and selling any of the foregoing securities, lending, dividending or otherwise transferring the proceeds thereof to DRI or CNG, as applicable, or an entity designated by DRI or CNG, and engaging in transactions incidental thereto, subject to the limits and conditions of this Application.

The proposed entities will comprise one or more financing entities (each, a "Financing Entity") and one or more special-purpose entities (each, a "Special-Purpose Entity", and together with Financing Entities, "Financing Conduits"). In either case the entities' businesses may include issuing and selling securities on behalf of, or to benefit, DRI or CNG. Any securities issued by the Financing Conduits may be guaranteed by DRI and/or CNG, either directly or ultimately.

DRI or CNG would acquire a portion of the outstanding shares of common stock or other equity, membership or controlling interests of the Financing Entity for an amount not less than the minimum required by applicable law. A primary function of the Financing Entity will be effecting financing transactions with third parties for the benefit of DRI or CNG and their respective subsidiaries. As an alternative in a particular instance to DRI or CNG directly issuing debt or equity securities, or through a Special-Purpose Entity, DRI or CNG may determine to use a Financing Entity as the nominal issuer of the particular debt or equity security. In that circumstance, the participating Applicant may provide a guarantee or other credit support with respect to the securities issued by the Financing Entity, the proceeds of which would be lent, dividended or otherwise transferred to the applicable Applicant or an entity designated by such Applicant.

One of the primary strategic reasons behind the use of a Financing Entity would be to segregate financings for the different businesses conducted by DRI or CNG, distinguishing between securities issued by DRI or CNG to finance their investments in non-utility businesses from those issued to finance their investments in the core utility business. A separate Financing Entity may be used by DRI or CNG with respect to different types of non-utility businesses. DRI or CNG would use Special-Purpose Entities in connection with certain financing structures for issuing debt, preferred, equity-linked or equity securities, in order to achieve a lower cost of capital, or incrementally greater financial flexibility or other benefits, than would otherwise be the case.

(d) Interest Rate Risk Management

Each of DRI, CNG and the Utility Subsidiaries requests authority to manage interest rate risk through the entering into, purchasing and selling of various risk management instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, options, forwards, futures, forward issuance agreements, call spread options, the sale and/or purchase of various call or put options or warrants and similar products designed to manage interest rate risks (the instruments described above are referred to collectively herein as "Hedging Instruments").

Each of DRI, CNG and the Utility Subsidiaries, as applicable, will enter into Hedging Instruments (either directly or indirectly through subsidiaries) pursuant to agreements with counterparties that are rated at least investment grade, i.e., who, at the date of execution of the agreement with DRI, CNG or a Utility Subsidiary, are rated (or have a parent issuing a guaranty that is rated) at least investment grade by at least one nationally recognized statistical rating organization, as defined in rule 15c3-1(c) (2) (vi) (F) under the Securities Exchange Act of 1934 ("Authorized Counterparties"). The derivative transactions will be for fixed periods and the notional principal amount will not exceed the principal amount of the underlying security except to the extent necessary to adjust for differing price movements between the underlying and hedged securities or to allow for the fees related to the transaction. None of DRI, CNG or the Utility Subsidiaries will engage in "leveraged" or "speculative" derivative transactions pursuant to the authority granted hereunder.

In addition, each of DRI, CNG and the Utility Subsidiaries, as applicable, requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Authorized Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a "Forward Sale"), (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options Hedge Instruments (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or New York Mercantile Exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. DRI, CNG, or the appropriate subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. DRI, CNG or a Utility Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases.

Fees and commissions charged or required in connection with any interest rate risk management agreements will not exceed the then current market level.

DRI, CNG and the Utility Subsidiaries each represent that each Hedging Instrument and Anticipatory Hedge will be treated for accounting purposes under generally accepted U.S. accounting principles. In particular, DRI, CNG and the Utility Subsidiaries will comply with Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivative Instruments and Hedging Activities"), SFAS 138 ("Accounting for Certain Derivative Instruments and Hedging Activities") or other standards relating to accounting related to Hedging Instruments or Anticipatory Hedges as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). DRI, CNG and the Utility Subsidiaries each state that Hedging Instruments and Anticipatory Hedges will qualify for hedge accounting under the current FASB standards in effect and as determined at the date on which Hedging Instruments or Anticipatory Hedges are entered; provided that, in the event such Hedging Instruments and/or Anticipatory Hedges do not so qualify, DRI, CNG and the Utility Subsidiaries each request that the Commission reserve jurisdiction over the entering into of such Hedging Instruments or Anticipatory Hedges.

(e) Guarantees

From time to time through the Authorization Period, DRI requests authority to guarantee, issue and/or obtain letters of credit, enter into financing arrangements and otherwise provide credit support (each, a "DRI Guarantee") in respect of the debt or other securities or obligations of any or all of DRI's subsidiary or associate companies (including any thereof formed or acquired at any time during the Authorization Period), and otherwise to further the business of DRI, provided that the total amount of DRI Guarantees at any time outstanding does not exceed $10 billion (the "DRI Guarantee Limit")6, and provided further, that (i) any DRI Guarantees of EWGs and FUCOs shall also be subject to DRI's limitation on investment in EWGs and FUCOs hereto; (ii) any DRI Guarantees of energy-related companies within the meaning of Rule 58 ("Rule 58 Companies") shall also be subject to the aggregate investment limit of Rule 58 and (iii) any security guaranteed by DRI shall itself be in compliance with the financing parameters authorized herein or otherwise be exempt. The terms and conditions of any DRI Guarantees, and the underlying liabilities covered thereby, would be established at arm's-length based upon market conditions.

From time to time through the Authorization Period, CNG requests authority to guarantee, issue and/or obtain letters of credit, enter into financing arrangements and otherwise provide credit support (each, a "CNG Guarantee" and together with DRI Guarantees, collectively the "Guarantees" and individually a "Guarantee") in respect of the debt or other securities or obligations of any or all of CNG's subsidiary or associate companies (including any thereof formed or acquired at any time during the Authorization Period), and otherwise to further the business of CNG, provided that the total amount of CNG Guarantees at any time outstanding does not exceed $5.0 billion (the "CNG Guarantee Limit")6, and provided further, that (i) any

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6CNG requires $5 billion in Guarantee authority to support an increase in commodity hedging and production activities at subsidiary companies.

CNG Guarantees of EWGs and FUCOs shall also be subject to CNG's limitation on investment in EWGs and FUCOs hereto; (ii) any CNG Guarantees of energy-related companies within the meaning of Rule 58 ("Rule 58 Companies") shall also be subject to the aggregate investment limit of Rule 58 and (iii) any security guaranteed by CNG shall itself be in compliance with the financing parameters authorized herein or otherwise be exempt. The terms and conditions of any CNG Guarantees, and the underlying liabilities covered thereby, would be established at arm's-length based upon market conditions.

DRI or CNG may charge a fee to its subsidiaries for each Guarantee provided on their behalf that is not greater than cost, if any, of obtaining from an unrelated third party the liquidity necessary to perform the guarantee for the period of time the Guarantee remains outstanding.

In the event that DRI or CNG issues any debt or equity securities authorized hereunder by means of any Financing Conduits, DRI or CNG may provide a Guarantee in respect of the payment and other obligations of the Financing Conduit under the securities issued by it. Given that any securities nominally issued by any such Financing Conduit are in substance securities issued by DRI or CNG itself, any securities issued by a Financing Conduit would count dollar-for-dollar against DRI's or CNG's financing authority. However, DRI and CNG submits that any Guarantees of securities of Financing Conduits should be excluded entirely from the DRI Guarantee Limit or CNG Guarantee Limit, as applicable, since inclusion thereof would amount to "double counting," in effect penalizing DRI or CNG for using Financing Conduits.

As stated above, DRI and CNG request the authority to extend its credit through entry into performance guarantees that will be a part of the definition of "Guarantee" provided herein. Such performance Guarantees may be in support of the obligations of affiliates undertaking the development or operation of projects authorized under the Act. However, performance Guarantees and certain other Guarantees may be in support of obligations that are not capable of exact quantification. In such cases, DRI and CNG state that each will determine the exposure under such Guarantees for purposes of measuring compliance with the DRI Guarantee Limit or CNG Guarantee Limit, as applicable, by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, DRI and CNG state that these estimates will be made in accordance with generally accepted accounting practices.

DRI and CNG also request authority to guarantee the obligations of unrelated third parties ("Third Party Guarantees"). From time to time, it is appropriate for DRI or CNG or one of their subsidiaries to guarantee, as part of their normal business activities, the obligations of a third party with whom DRI or CNG or their subsidiary has a business relationship. For example, in the case of a sale of a subsidiary to a third party, the buyer may request that DRI or CNG or a subsidiary guarantee the obligations of the sold subsidiary to its lenders or other counterparties for an interim period. As another example, a subsidiary of DRI or CNG may enter into a joint venture to construct certain power generation assets where such subsidiary manages the power generation assets on behalf of the joint venture and DRI or CNG would guarantee the performance of such subsidiary. Third Party Guarantees will be Guarantees only of long or short-term indebtedness or Guarantees of performance of contractual obligations of such third parties with whom DRI or CNG or their subsidiary has, or had, a business relationship. DRI requests that the Commission reserve jurisdiction over DRI's guaranteeing the obligations of unrelated third parties.

E. DRI Money Pool

DRI, CNG and the subsidiaries listed on Exhibit B-2 hereto (the "Participants")7 request authorization to operate in a system money pool (the "DRI Money Pool") as previously authorized by the Commission in the Money Pool Order.

DRI, CNG and the Participants will invest their surplus funds in the DRI Money Pool, and the Participants will borrow funds from the DRI Money Pool, provided that, with respect to each of the CNG utility companies (The East Ohio Gas Company, Hope Gas, Inc. and The Peoples Natural Gas Company), outstanding borrowings from the DRI Money Pool shall not exceed $750 million at any one time. The $750 million limit for a company will be reduced by the amount of short-term debt incurred by such company pursuant to the authority requested pursuant to Item 1(c)(12) above. DRI Money Pool borrowings by the other Participants are generally exempt transactions under Rule 52 promulgated under the Act.

DRI and CNG will not borrow from the DRI Money Pool, but may be the ultimate providers of funds to the DRI Money Pool as needed. DRI and/or CNG will obtain the funds to invest in the DRI Money Pool (i) from internally generated funds, (ii) under the Prior Orders, and/or (iii) any other current financing authorizations or exemptions that may be available to DRI or CNG. Dominion Resources Services, Inc. ("DRI Services") will administer the DRI Money Pool on an "at cost" basis. In providing funds to DRI Money Pool Participants, DRI and CNG will give preference to the needs of the Utility Subsidiaries that are Participants. DRI will report any default under any such external loan agreement within ten (10) days of the occurrence thereof in a filing with the Commission. The filing will describe how the default under the loan agreement will affect preceding representations of preference to the needs of the Utility Subsidiary Participants.

Funds in the DRI Money Pool will be held in two separate accounts - one for public utility company participants ("Account A") and another for the Participants which are not public utility companies ("Account B"). Account A funds will not be loaned to non-public utility company Participants. Account B funds may be loaned to public utility company Participants provided that the interest charged is not greater than the cost of borrowing such funds to DRI or CNG, as applicable. A list of the Account A and Account B participants is filed herewith as Exhibit B-2. Participants that are EWGs, FUCOs or ETCs shall be permitted to loan funds to Account A or Account B, but shall not be permitted to borrow funds from either Account B or Account A.

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7The following Participants have been deleted from the DRI Money Pool agreement from the original Money Pool Order: Elwood II Holding, LLC, Elwood III Holdings, LLC, Kincaid Generation, LLC, Dominion Metering Services, Inc., and CNG Pipeline Company. No new Participants have been added to Account A of the DRI Money Pool. The following Participants have been added to Account B of the DRI Money Pool: NE Hub Partners L.L.C., Farmington Properties, Inc., Dominion Capital, Inc., Dominion Technical Solutions, Inc., Virginia Power Nuclear Services, Inc., Virginia Power Energy Marketing, Inc., Virginia Power Services Energy Corp., Inc., CNG Coal Company, Dominion Member Services, Inc., Tioga Properties, LLC, Dominion Cove Point, Inc., and Dominion South Pipeline, LP.

For each of Account A and Account B Participants, respectively, DRI Services will maintain a record reflecting such Participant's daily balance. The record will indicate the amount of the Participant's lending, investment or borrowing balance, as the case may be, as well as the Participant's share of interest and investment income and interest owed, if any.

The purpose of the DRI Money Pool is to provide the Participants with internal and external funds and to invest surplus funds of DRI and the Participants in short-term money market instruments. The DRI Money Pool will offer the Participants lower short-term borrowing costs due to the elimination of banking fees, a mechanism to earn a higher return on interest from surplus funds that are loaned to other Participants, and decreased reliance on external funding sources.

Proceeds of any short-term borrowings from the DRI Money Pool by the Participants may be used (i) for the interim financing of construction and capital expenditure programs, (ii) for working capital needs, (iii) for the repayment or refinancing of debt, (iv) to meet unexpected contingencies, payment and timing differences and cash requirements, (v) to otherwise finance the borrower's own business, and (vi) for other lawful general purposes.

The daily interest rate on loans from the DRI Money Pool and on all deposits of cash in the DRI Money Pool will equal the effective weighted average rate of interest on DRI's outstanding commercial paper and/or revolving credit borrowings. If no such DRI borrowings are outstanding on the date of any outstanding loan, then the interest rate will be the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. The rate to be used for weekends and holidays will be the rate on the prior business day. Funds not required by the DRI Money Pool to make loans to Participants or to repay borrowings incurred to provide funds to Participants would ordinarily be invested in one or more short-term investments including: (i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities; (ii) commercial paper; (iii) certificates of deposit; (iv) bankers' acceptances; (v) repurchase agreements; (vi) tax exempt notes; and (vii) other investments that are permitted by Section 9(c) of the Act and Rule 40 promulgated under the Act. The interest income and investment income earned on loans and investments of surplus funds would be allocated among the Participants in the DRI Money Pool in accordance with the proportion each Participant's contribution of funds bears to the total amount of funds in the DRI Money Pool.

Each Participant receiving a loan through the DRI Money Pool would be required to repay the principal amount of the loan, together with all interest accrued thereon, on demand. Interest on outstanding loans would be paid to the DRI Money Pool monthly. All loans made through the DRI Money Pool could be repaid by the borrower without premium or penalty.

All terms and conditions governing the operations of, and the participation by DRI, CNG and the Participants in, the DRI Money Pool are contained in a written agreement in the form as provided under Exhibit B-1 hereto. DRI states that such agreement will be the same as approved in the Money Pool Order, with the inclusion of the restriction on borrowings for EWGs, FUCOs and ETCs provided herein.

    Investments in Non-Utility Subsidiaries

DRI and CNG request authority to acquire directly or indirectly the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities (collectively, "Intermediate Subsidiaries"), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, ETCs, Rule 58 Companies (collectively, "Exempt Subsidiaries"), and other non-utility subsidiaries approved by the Commission either in this proceeding or in a separate proceeding (collectively, "Non-Exempt Subsidiaries"), provided that Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities (as described below) relating to Exempt Subsidiaries or Non-Exempt Subsidiaries. To the extent such transactions are not exempt from the Act or otherwise permitted by rule, regulation or order of the Commission, DRI and CNG request authority for Intermediate Subsidiaries to engage in the Developmental Activities and Administrative Activities described below. To the extent any of these activities described in this Application constitute the providing of goods, services or construction from one associate company to another in the DRI System which would be subject to section 13 of the Act, these goods, services or construction will be provided at cost as defined in rules 90 and 91 unless an exemption from the at cost requirement is available under the Act or otherwise approved in the Commission's order in this proceeding.

In connection with existing and future non-utility businesses, DRI and CNG will engage directly or through Intermediate Subsidiaries in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") associated with such investments. Development Activities will be limited to: due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies or new businesses. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial and other support activities necessary to manage Development Activities and investments in Exempt Subsidiaries and Non-Exempt Subsidiaries.

An Intermediate Subsidiary may be organized, among other things: (i) to facilitate the making of bids or proposals to develop or acquire an interest in any Exempt Subsidiary or Non-Exempt Subsidiary; (ii) after the award of such a bid proposal, to facilitate closing on the purchase or financing of an acquired company; (iii) at any time subsequent to the consummation of an acquisition of an interest in any such company to, among other things, effect an adjustment in the respective ownership interests in such business held by DRI or CNG and non-affiliated investors; (iv) to facilitate the sale of ownership interests in one or more acquired Exempt Subsidiaries or Non-Exempt Subsidiaries; (v) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (vi) as a part of tax planning in order to limit DRI's or CNG's exposure to taxes; (vii) to further insulate DRI or CNG and the Utility Subsidiaries from operational or other business risks that may be associated with investments in Exempt Subsidiaries or Non-Exempt Subsidiaries; or (viii) for other lawful business purposes.

Investments in Intermediate Subsidiaries may take the form of any combination of the following: (i) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (ii) capital contributions; (iii) open account advances with or without interest; (iv) loans; (v) guarantees issued, provided or arranged in respect of securities or other obligations of any Intermediate Subsidiary. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from: (i) financings authorized in this proceeding; (ii) any appropriate future debt or equity securities issuance authorization obtained by DRI or CNG from the Commission; (iii) other available cash resources, including proceeds of securities sales by Exempt Subsidiaries or Non-Exempt Subsidiaries under Rule 52. To the extent that DRI or CNG provide funds or Guarantees directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any Exempt Subsidiary or Non-Exempt Subsidiary, as applicable, the amount of such funds or Guarantees will be included in DRI's "aggregate investment" in Exempt Subsidiaries, as calculated in accordance with rule 53 or rule 58 of the Act and DRI's "aggregate investment" in Non-Exempt Subsidiaries, provided such investment has been approved by the Commission.

To the extent these transactions are not otherwise exempt under the Act or rules thereunder, DRI and CNG request authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in existing or future Exempt Subsidiaries and Non-Exempt Subsidiaries and the activities and functions related to these investments. To effect any consolidation or other reorganization, for example DRI or CNG may wish to merge or contribute the equity securities of one Exempt Subsidiary or Non-Exempt Subsidiary, as applicable to another Exempt Subsidiary or Non-Exempt Subsidiary, as applicable (including a newly formed Intermediate Subsidiary) or sell (or cause the sale of) the equity securities or all or part of the assets of one Exempt Subsidiary or Non-Exempt Subsidiary, as applicable, to another one.

DRI and CNG request authorization to expend directly or through Intermediate Subsidiaries, Exempt Subsidiaries or Non-Exempt Subsidiaries up to $300 million in the aggregate outstanding at any time during the Authorization Period on Development Activities. Amounts expended in the development of projects that result in an investment in an Exempt Subsidiary will not count against the limitation on expenditures for Developmental Activities, but will instead be considered as part of the "aggregate investment" in the entity under rule 53 or rule 58 of the Act, as applicable. Similarly, amounts expended in the development of projects that result in an investment in a Non-Exempt Subsidiary, which investment is approved by the Commission, will not count against the limitation on expenditures for Development Activities, but will instead be considered as part of the "aggregate investment" in such Non-Exempt Subsidiary.

G. Direct Investment, Incentive Compensation Plans and other Employee Benefit Plans

DRI requests authority, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or by some other method which complies with applicable law and Commission interpretations then in effect up to 50 million shares of DRI common stock under DRI's direct stock purchase and dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans described below.

1. Dominion Direct Investment

DRI maintains Dominion Direct Investment ("Dominion Direct"), a direct stock purchase plan with a dividend reinvestment feature. The purpose of Dominion Direct is to provide eligible participants with a convenient and economical way to purchase DRI common stock and to increase ownership in DRI by reinvesting dividends and/or making optional monthly investments. Current shareholders of DRI and new investors residing in the U.S. who would like to become DRI shareholders are eligible to participate. Foreign citizens are eligible to participate as long as their participation would not violate any laws in their home countries.

At DRI's discretion, shares of DRI common stock purchased under Dominion Direct will be either newly issued or purchased on the open market by an independent agent selected by the Dominion Direct administrator. The decision whether shares are to be purchased directly from DRI or in the open market will be based on DRI's need for common equity and other factors considered relevant by DRI. Any determination by DRI to change the manner in which shares will be purchased for Dominion Direct, and the implementation of any such change, will comply with applicable law and Commission interpretations then in effect.

Net proceeds from the sale of newly issued shares of DRI common stock will be added to the general corporate funds of DRI and will be used to meet its capital requirements and the capital requirements of its subsidiaries. DRI will not receive any proceeds from shares acquired in the open market.

2. Incentive Compensation Plans

DRI currently maintains the DRI Incentive Compensation Plan (the "DRI Incentive Compensation Plan") in which employees of DRI's subsidiaries and employees and certain outside directors of DRI participate.

The DRI Incentive Compensation Plan is administered by a committee comprised of DRI outside directors. All employees of DRI and its subsidiaries are eligible to receive incentive awards under the DRI Incentive Compensation Plan if the committee determines that the employee has contributed, or can be expected to contribute, significantly to his or her employer. The committee has the power and complete discretion to select eligible employees and outside directors to receive awards, the type of awards granted and the terms and conditions of such awards.

As of June 30, 2004 there were 7,953,009 shares available under the DRI Incentive Compensation Plan and the annual limit of awards to any one individual is 1.5 million shares.

The following types of awards may be granted under the DRI Incentive Compensation Plan: performance grants, restricted stock, goal-based stock, stock options and stock appreciation rights.

Performance Grants. Performance Grants are subject to the achievement of pre-established performance goals comprised of objective and quantifiable performance criteria. The committee sets target and maximum amounts payable under each performance grant. The employee receives appropriate payments at the end of the performance period if the performance goals (and other terms and conditions of the award) were met. The actual payments under a performance grant can be cash, DRI common stock, or both. Performance grants are administered to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

The aggregate maximum cash amount payable pursuant to a performance grant to any employee in any year cannot exceed 0.5% of DRI's consolidated operating income, before taxes and interest. The committee must make performance grants prior to the 90th day of the period for which the performance grant relates or the completion of 25% of such period.

Restricted Stock Awards. Restricted stock awards consist of shares of DRI common stock which are subject to certain terms and conditions. Recipients are not able to sell or transfer restricted stock until the restrictions stated in the award agreement have been met. The restricted stock is forfeited if the applicable terms and conditions are not met.

Goal-Based Stock Awards. Goal-based stock is DRI common stock subject to performance goals. The stock is not issued to the employee until the committee certifies that the performance goals (and any other terms and conditions) have been met.

Stock Options and Stock Appreciation Rights. Stock options may be granted to eligible employees subject to terms and conditions established by the committee. The exercise price of an option must be at least 100% of the fair market value of DRI common stock on the date that the option is granted. Options may be either incentive stock options or nonqualified stock options. Stock appreciation rights may be granted on all or any part of an option, and are subject to the terms and conditions established by the committee. Stock appreciation rights also may be granted separately. A stock appreciation right entitles the employee to receive an amount equal to the excess of (i) the fair market value on the date of exercise of stock covered by the surrendered stock appreciation right over (ii) the exercise price of the stock on the date the stock appreciation right was granted. The award can be paid in stock or cash, or both.

When granting incentive awards, the committee can allow the awards to become fully exercisable upon a change in control. Employees cannot sell, transfer or pledge their interest in performance grants and goal-based stock awards. Employees cannot sell, transfer or pledge shares of restricted stock until such stock becomes unrestricted. Options and stock appreciation rights may be transferred by a participant according to the terms and conditions for such awards.

The DRI board of directors can amend or terminate the DRI Incentive Compensation Plan; however, shareholder approval is required of amendments that would (i) increase the number of shares of DRI common stock that is reserved and available for issuance under the DRI Incentive Compensation Plan; (ii) materially change or impact which employees are eligible to participate in the DRI Incentive Compensation Plan; or (iii) materially change the benefits that eligible employees may receive under the plan. Notwithstanding the foregoing, the DRI board can amend the DRI Incentive Compensation Plan as necessary and without shareholder approval to ensure that the plan continues to comply with Section 162(m) of the Code and Rule 16b-3. The DRI Incentive Compensation Plan will terminate at the close of business on December 31, 2006 unless the DRI board of directors terminates the DRI Incentive Compensation Plan prior to that date.

3. Other Benefit Plans

In addition to the plans described above, DRI has plans that provide for the issuance of shares of common stock. For example, DRI maintains the DRI Hourly Employee Savings Plan, the Dominion Salaried Savings Plan and certain CNG employee savings plans (the "DRI 401(k) Plans"). The DRI 401(k) Plans allow participating employees to elect to defer a portion of their compensation and have such funds invested in designated investment media selected by participants, including a common stock fund of the sponsoring company.

H. Payment of Dividends Out of Capital or Unearned Surplus by Non-Utility Subsidiaries

DRI and CNG seek authority, on behalf of every direct or indirect Non-Utility Subsidiary, that such companies be permitted to pay dividends with respect to the securities of such companies and/or acquire, retire or redeem any securities of such companies that are held by an associated company or affiliate, from time to time, through the Authorization Period, out of capital or unearned surplus, to the extent permitted under applicable corporate law, provided, that Non-Utility Subsidiaries will not declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of a sale of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company. DRI and CNG request authorization for the current and future Non-Utility Subsidiaries to pay dividends out of capital and unearned surplus, through the Authorization Period, provided, however, that without further approval of the Commission, no Non-Utility Subsidiary will declare or pay any dividend out of capital or unearned surplus if any material part of its revenues from the sale of goods, services or electricity to Utility Subsidiaries. DRI and CNG request that the Commission reserve jurisdiction over the payment of such dividends out of capital or unearned surplus.

I. Changes in Capital Stock of Subsidiaries

The portion of an individual subsidiary's aggregate financing to be effected through the sale of stock to DRI or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then-authorized capital stock of such subsidiary. In addition, the subsidiary may choose to use capital stock with no par value or receive a capital contribution without issuing capital stock. Also, a wholly-owned subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any such wholly-owned subsidiary's authorized capital stock capitalization by an amount deemed appropriate by DRI or other intermediate parent company in the instant case. A subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission(s) in the state or states in which such Utility Subsidiary is incorporated and doing business. DRI states that in the event that proxy solicitations are necessary with respect to internal corporate reorganizations, DRI will seek approval pursuant to Sections 6(a)(2) and 12(e) of the Act and through filing an appropriate declaration with the Commission.

J. Investment and Exploitation of Non-Utility Real Property

DRI, on behalf of itself and its subsidiaries, requests authorization to lease, sell or otherwise grant third persons access to or rights in excess or unwanted real estate and to permit the extraction or harvesting of mineral or other resources contained on or in that real estate.

DRI also requests authority to either designate an already existing non-utility subsidiary or form one or more new non-utility subsidiaries in which the real-estate activities of the DRI System will be centralized, so that it could act as agent for DRI System companies for these activities, manage the real estate portfolio of DRI and its associate companies, market excess or unwanted real estate and facilitate the exploitation of resources on or in DRI System real estate. The net proceeds realized from any sale or from exploitation of resources thereon will be credited to the company that owns the subject asset. Services performed for associate companies will be provided at cost in compliance with Rules 90 and 91. No DRI company will acquire any real estate in connection with its activities pursuant to this authorization.

K. Tax Allocation Agreement

DRI also requests approval to continue to operate under an agreement for the allocation of consolidated income tax among DRI and its subsidiaries ("Tax Allocation Agreement"). DRI requires the continuation of the Tax Allocation Agreement for the retention by DRI of payments for tax losses incurred from time to time, rather than the allocation of those losses to subsidiaries without payment as would otherwise be required by Rule 45(c)(5). As a result of its financing, DRI will be creating tax credits that are non-recourse to the subsidiaries. The Tax Allocation Agreement is dated as of May 13, 2004, as provided on Exhibit B-1. DRI states that the Tax Allocation Agreement is the same as approved by the Tax Allocation Order.

L. EWG/FUCO Investment Limit

Under the Supplemental Order, the Commission authorized DRI to make investments in EWGs and FUCOs up to an aggregate investment (as defined in Rule 53 promulgated under the Act) of 100% of consolidated retained earnings plus $4.5 billion ("Previous EWG/FUCO Investment Limit"). The Commission further reserved jurisdiction over an additional $3.5 billion for such investments in EWGs and FUCOs. DRI now requests that the Commission authorize DRI to use financing proceeds to make investments in EWGs and FUCOs up to an aggregate investment of 100% of DRI's consolidated retained earnings plus $5 billion (the "New EWG/FUCO Investment Limit"). DRI further requests the Commission reserve jurisdiction over an additional $3 billion of investment in EWG's and FUCOs.

Rule 53 provides that in determining whether to approve certain financing transactions for the purpose of investments in EWGs, the Commission will not make certain adverse findings if the conditions of Rule 53(a) and (b) are met. Rule 53(c) provides that, in connection with a proposal by a registered holding company to issue and sell securities to finance an investment in an EWG, or to guarantee the securities of an EWG, an applicant unable to satisfy the conditions of Rule 53(a) and (b) must affirmatively demonstrate that the proposal (i) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (ii) will not have an adverse impact on any utility subsidiary of the registered holding company or its customers, or on the ability of state commissions to protect those subsidiaries or customers.

The record in this matter demonstrates that the requested authority "will not have a substantial adverse impact upon the financial integrity of the holding company system" and "will not have an adverse impact on any utility subsidiary of the registered company, or its customers, or on the ability of state commissions to protect such subsidiary or customers, as is required by subparts (1) and (2) of Rule 53(c).

DRI represents that it is in compliance with all of the conditions established by subparts (a) and (b) of Rule 53 except 53(a)(1).

Particularly with respect to demonstrating the absence of any substantial adverse impact prohibited by Rule 53(c)(1) upon the financial integrity of the registered holding company system, DRI establishes such absence as provided on Exhibit K-1.

M. Filing of Certificates of Notification

It is proposed that, with respect to DRI, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the Securities Act of 1933, as amended (the 1933 Act) be integrated with the reporting system under the Act consistent with the authority granted in the Prior Orders. This will continue to eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and DRI and CNG. The portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding will be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates will also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification will be filed within 60 days after the end of the last calendar quarter in which transactions occur, except 90 days after the end of the end of year calendar quarter. DRI will file Rule 24 certificates containing the following information:

(i) A computation in accordance with Rule 53(a) setting forth DRI's "aggregate investment" in all EWGs and FUCOs, if any, its "consolidated retained earnings," a calculation of the amount remaining under its Rule 53 authority, a breakdown showing DRI's aggregate investment in each EWG and FUCO counting against the EWG and FUCO authority;

(ii) Total capitalization ratio of DRI, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs, if any;

(iii) The market-to-book ratio of DRI's common stock;

(iv) Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs, if any, from that attributable to other subsidiaries of DRI;

(v) A statement of revenues and net income for each EWG and FUCO, if any, for the twelve months ending as of the end of that quarter;

(vi) The sales of any common stock, preferred securities or equity-linked securities by DRI or CNG, as applicable, and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities;

(vii) The total number of shares of DRI common stock issued or issuable under the options granted during the quarter under Stock Plans, employee benefit plans and dividend reinvestment plans including plans later adopted together with the number of shares issued or issuable during the Authorization Period;

(viii) If DRI common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

(ix) If a DRI Guarantee or CNG Guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the Guarantee and the amount, terms and purpose of the Guarantee;

(x) The amount and terms of any DRI or CNG indebtedness, as applicable, issued during the quarter, and a chart showing the total amount of indebtedness issued during the Authorization Period versus the total amount of indebtedness for DRI and CNG, separately;

(xi) The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter which shall also separately show the outstanding amount of short-term debt issued during the Authorization Period of each Utility Subsidiary as well as the authorized amount of such short-term debt for the Authorization Period;

(xii) The amount and terms of any financings consummated by any Non-Utility Subsidiary that is not exempt under Rule 52 which shall also separately show the amount of non-exempt securities issued by such Non-Utility Subsidiaries during the Authorization Period;

(xiii) The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter by DRI, CNG or a Utility Subsidiary, as applicable, and the identity of the other parties to the transaction which shall also separately show the outstanding amount of Hedge Instruments or Anticipatory Hedges previously reported under this item;

(xiv) The name and parent company of any Financing Conduit created during the quarter; the amount invested in any Financing Conduit during the quarter and the amount and terms of any securities issued by any Financing Conduit during the quarter, which shall also separately show the amount of all securities issued by such subsidiaries during the Authorization Period;

(xv) If any subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

(xvi) If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R;

(xvii) Consolidated balance sheets as of the end of the quarter and balance sheets as of the end of the quarter for each company, including DRI, that has engaged in jurisdictional financing transactions during the quarter;

(xviii) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of each of DRI and CNG on a consolidated basis and of each Utility Subsidiary;

(xix) A retained earnings analysis of each of DRI and CNG on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter;

(xx) A chart showing the total amount of long-term and short-term debt outstanding for each of DRI, CNG and the Utility Subsidiaries, as applicable; and

(xxi) (Future registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the instant Application will be filed or incorporated by reference as exhibits to the next certificate filed under Rule 24.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $25,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

A. Applicable Provisions

Sections 6(a), 7, 9(a), 10(a), 12(b), 12 (c) and 12(f) of the Act and Rules 32, 33, 34, 43, 45, 46, 53 and 54 thereunder are considered applicable to the proposed transactions.

To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B. Rule 53 and 54 Analysis.

DRI currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2004, DRI's "aggregate investment", as defined in Rule 53(a)(1), in EWG's and FUCO's, was approximately $2,343.9 million (of which approximately $2,335.6 million was in EWGs). With respect to Rule 53 (a) (1), however, the Commission has determined that DRI's financing of its investment in EWGs and FUCOs in an amount not to exceed 100% of its "average consolidated retained earnings" plus $4.5 billion would not have either of the adverse effects set forth in Rule 53 (c).8 At September 30, 2004, DRI's "average consolidated retained earnings" were $1,274.6 million and, therefore, DRI's investment in EWG's and FUCO's continues to be within the authorized limit.

In addition, DRI and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53 (a) and (b), as demonstrated by the following determinations:

(i) The DRI System maintains books and records, and prepares financial statements, in accordance with Rule 53 (a) (2). Furthermore, DRI has undertaken to provide the Commission access to such books and records and financial statements as it may request;

(ii) No more than 2% of the employees of DRI's domestic public utility companies render services at any one time, to its EWGs or FUCOs;

(iii) DRI has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of DRI's public utility subsidiaries;

(iv) Neither DRI nor any direct subsidiary has been the subject of a bankruptcy or similar proceeding (unless a plan of reorganization has been confirmed in such proceeding);

(v) DRI's "average consolidated retained earnings" for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, DRI did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3% of DRI's consolidated retained earnings.

The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of DRI's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the DRI System, or an adverse impact on DRI's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53 (c) Order was predicated, in part, upon an assessment of DRI's overall

_________________

8See Dominion Resources, Inc. Holding Company Act Release No. 35-27485, dated December 28, 2001 (the "Rule 53 (c) Order"). DRI continues to assert that its investment in EWGs and FUCOs will not adversely affect the DRI System.

financial condition which took into account, among other factors, DRI's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. In the aggregate DRI's EWG and FUCO investments have been profitable for the period March 31, 2000 through September 30, 2004. DRI's EWG and FUCO investments also were profitable, in the aggregate, for the period from December 31, 2001 through September 30, 2004. As of September 30, 2001, the most recent period for which financial statement information was evaluated in the Rule 53 (c) Order, DRI's consolidated capitalization consisted of 33.4% common equity, 6.4% preferred stock and 60.2% debt (including long and short-term debt and preferred stock). As of September 30, 2004, the consolidated capitalization ratios of DRI, with consolidated debt including all short-term debt and non-recourse debt of its EWGs and FUCOs, were as follows:

As of September 30, 2004
%
Common shareholders' equity	37
Preferred stock	1
Long-term and short-term debt	62

DRI's consolidated retained earnings increased from $1,199 million as of March 31, 2000 to $1,443.4 million as of September 30, 2004 and grew from $922 million as of December 31, 2001 to $1,443.4 million as of September 30, 2004. DRI's EWGs and FUCOs have made a positive contribution to earnings by contributing approximately $3,437 million in revenues from March 31, 2000 through September 30, 2004, and net income of $894.6 million for the same period. DRI's EWG and FUCO contributions to revenues and net earnings from December 31, 2001 to September 30, 2004 were $2,530 million and $610.8 million, respectively. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to DRI's investments in EWGs and FUCOs has not had an adverse impact on DRI's financial integrity.

ITEM 4. REGULATORY APPROVAL.

No other regulatory commission has jurisdiction over the transactions for which authority is sought herewith.

ITEM 5. PROCEDURE.

The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. DRI and CNG request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. DRI and CNG hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

A.	Exhibits.

A-1.1

Articles of Incorporation of DRI in effect August 9, 1999, as amended effective March 12, 2001 (Filed with the Commission as Exhibit 3.1, to DRI's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489 (incorporated by reference).

	A-1.2.1	Certificate of Incorporation of CNG (Exhibit (3A)(i) to CNG's Form 10-K for the fiscal year ended December 31, 1999, File No. 1-3196, incorporated by reference).
A-1.2.2

Certificate of Amendment of Certificate of Incorporation of CNG, dated January 28, 2000 (Exhibit (3A)(ii) to CNG's Form 10-K for the fiscal year ended December 31, 1999, File No. 1-3196, incorporated by reference).

	A-2.1	Bylaws of DRI as in effect on October 1, 2000 (Exhibit 3, DRI's Form 10-Q for the quarter ended September 30, 2000, File No. 1-8489, incorporated by reference).
	A-2.2	Bylaws of CNG as in effect on December 15, 2000 (Exhibit 3B to Form 10-K for the fiscal year ended December 31, 2000, File No. 1-3196, incorporated by reference).
	A-3	Certificate of Incorporation of Financing Entity (to be filed by amendment).
	A-4	Bylaws of Financing Entity (to be filed by amendment).
	B-1	DRI Money Pool Agreement Tax Allocation Agreement

B-2.1.1

Indenture, Junior Subordinated Debentures, dated December 1, 1997, between Dominion Resources, Inc. and JP Morgan Chase Bank (formerly The Chase Manhattan Bank) as supplemented by a First Supplemental Indenture, dated December 1, 1997 (Exhibit 4.1 and Exhibit 4.2 to Form S-4 Registration Statement, File No. 333-50653, as filed on April 21, 1998, incorporated by reference); Second and Third Supplemental Indentures, dated January 1, 2001, (Exhibits 4.6 and 4.13, Form 8-K, dated January 9, 2001, incorporated by reference).

B-2.1.2

Senior Indenture, dated June 1, 2000, between Dominion Resources, Inc. and JP Morgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee (Exhibit 4 (iii), Form S-3, Registration Statement, File No. 333-93187, incorporated by reference); First Supplemental Indenture, dated June 1, 2000 (Exhibit 4.2, Form 8-K, dated June 21, 2000, File No. 1-8489, incorporated by reference); Second Supplemental Indenture, dated July 1, 2000 (Exhibit 4.2, Form 8-K, dated July 11, 2000, File No. 1-8489, incorporated by reference); Third Supplemental Indenture, dated July 1, 2000 (Exhibit 4.3, Form 8-K dated July 11, 2000, incorporated by reference); Fourth Supplemental Indenture and Fifth Supplemental Indenture dated September 1, 2000 (Exhibit 4.2, Form 8-K, dated September 8, 2000, incorporated by reference); Seventh Supplemental Indenture, dated October 1, 2000 (Exhibit 4.2, Form 8-K, dated October 11, 2000, incorporated by reference); Eighth Supplemental Indenture, dated January 1, 2001 (Exhibit 4.2, form 8-K, dated January 23, 2001, incorporated by reference); Ninth Supplemental Indenture, dated May 2001 (Exhibit 4.4, Form 8-K, dated May 25, 2001, incorporated by reference); Form of Tenth Supplemental Indenture (Exhibit 4.2, Form 8-K filed March 18, 2002, File No. 1-8489, incorporated by reference); Form of Eleventh Supplemental Indenture (Exhibit 4.2, Form 8-K filed June 25, 2002,

File No. 1-8489, incorporated by reference); Form of Twelfth Supplemental Indenture (Exhibit 4.2, Form 8-K filed September 11, 2002, File No. 1-8489, incorporated by reference); Thirteenth Supplemental Indenture dated September 16, 2002 (Exhibit 4.1, Form 8-K filed September 17, 2002, File No. 1-8489, incorporated by reference); Forms of Fifteenth and Sixteenth Supplemental Indentures (Exhibits 4.2 and 4.3 to Form 8-K filed December 12, 2002, File No. 1-8489, incorporated by reference); Forms of Seventeenth and Eighteenth Supplemental Indentures (Exhibits 4.2 and 4.3 to Form 8-K filed February 11, 2003, File No. 1-8489, incorporated by Reference); Forms of Twentieth and Twenty-first Supplemental Indentures (Exhibits 4.2 and 4.3 to Form 8-K filed March 4, 2003, File No. 1-8489, incorporated by reference); Form of Twenty-Second Supplemental Indenture (Exhibit 4.2 to Form 8-K filed July 27, 2003, File No. 1-8489 incorporated by reference); Form of Twenty-Third Supplemental Indenture (Exhibit 4.2, Form 8-K filed December 9, 2003, File No. 1-8489, incorporated by reference); Form of Twenty-Fifth Supplemental Indenture (Exhibit 4.2, Form 8-K filed January 14, 2004, File No. 1-8489, incorporated by reference); Form of Twenty-Sixth Supplemental Indenture (Exhibit 4.3, Form 8-K filed January 14, 2004, File No. 1-8489 incorporated by reference).

B-2.1.3

Indenture, dated April 1, 2001, between Consolidated Natural Gas Company and Bank One Trust Company, National Association (Exhibit 4.1, Form S-3 File No. 333-52602, as filed on December 22, 2000, incorporated by reference); as supplemented by the Form of First Supplemental Indenture, dated April 1, 2001 (Exhibit 4.2, Form 8-K, File dated April 12, 2001, File No. 1-3196 incorporated by reference); Second Supplemental Indenture, dated October 25, 2001 (Exhibit 4.1, Form 8-K, dated October 23, 2001, File No. 1-3196, incorporated by reference); Third Supplemental Indenture, dated October 25, 2001 (Exhibit 4.3, Form 8-K, dated October 23, 2001, File No. 1-3196, incorporated by reference); Fourth Supplemental Indenture, dated May 1, 2002 (Exhibit 4.4, Form 8-K, dated May 22, 2002, Form 1-3196, incorporated by reference); Form of Fifth Supplemental Indenture (Exhibit 4.2, Form 8-K filed November 25, 2003, File No. 1-3196, incorporated by reference).

B.2.1.4

Indenture, dated as of April 1, 1995, between Consolidated Natural Gas Company and The Bank of New York (as successor trustee to United States Trust Company of New York) (Exhibit (4) to Certificate of Notification at Commission File No. 70-8107); First Supplemental Indenture dated January 28, 2000 (Exhibit (4 A)(ii), Form 10-K for the fiscal year ended December 31, 1999, File No. 1-3196, incorporated by reference); Securities Resolution No. 1 effective as of April 12, 1995 (Exhibit 2 to Form 8-A filed April 21, 1995 under File No. 1-3196 and relating to the 7 3/8% Debentures due April 1, 2005); Securities Resolution No. 2 effective as of October 16, 1996 (Exhibit 2 to form 8-A filed October 18, 1996 under file No. 1-3196 and relating to the 6 7/8% Debentures Due October 15, 2026); Securities Resolution No. 3 effective as of December 10, 1996 (Exhibit 2 to Form 8-A filed December 12, 1996 under file No. 1-3196 and relating to the 6 5/8% Debentures Due December 1, 2008); Securities Resolution No. 4 effective as of December 9, 1997 (Exhibit 2 to Form 8-A filed December 12, 1997 under file No. 1-3196 and relating to the 6.80% Debentures Due December 15, 2027); Securities Resolution No. 5 effective as of October 20, 1998 (Exhibit 2 to Form 8-A filed October 22, 1998 under file No. 1-3196 and relating to the 6% Debentures Due October 15, 2010); Securities Resolution No. 6 effective as of September 21, 1999 (Exhibit 4A(iv), Form 10-K for the fiscal year ended December 31, 1999, File No. 1-3196, and relating to the 71/4 % Notes due October 1, 2004 incorporated by reference).

B-2.1.5

Form of Indenture for Junior Subordinated Debentures, dated October 1, 2001, between Consolidated Natural Gas Company and Bank One Trust Company, National Association (Exhibit 4.2, Form S-3) Registration No. 333-52602, as filed on December 22, 2000, incorporated by reference); as supplemented by the First Supplemental Indenture, dated October 23, 2001 (Exhibit 4.7, Form 8-K, dated October 16, 2001, File No. 1-3196, incorporated by reference).

B-2.1.6

Indenture, dated as of May 1, 1971, between Consolidated Natural Gas Company and JP Morgan Chase Bank (formerly The Chase Manhattan Bank and Manufacturers Hanover Trust Company) (Exhibit (5) to Certificate of Notification at Commission File No. 70-5012, incorporated by reference; Fifteenth Supplemental Indenture dated as of October 1, 1989 (Exhibit (5) to Certificate of Notification at Commission File No. 70-7651, incorporated by reference); Seventeenth Supplemental Indenture dated as of August 1, 1993 (Exhibit (4) to Certificate of Notification at Commission File No. 70-8167, incorporated by reference); Eighteenth Supplemental Indenture dated as of December 1, 1993 (Exhibit (4) to Certificate of Notification at Commission File No. 70-8167, incorporated by reference); Nineteenth Supplemental Indenture dated as of January 28, 2000 (Exhibit (4A)(iii), Form 10-K for the fiscal year ended December 31, 1999, File No. 1-3196, incorporated by reference); Twentieth Supplemental Indenture dated as of March 19, 2001 (Exhibit 4.1, Form 10-Q for the quarter ended September 30, 2003, File No. 1-3196, incorporated by reference).

B-2.1.7

$1,500,000,000 3-year Credit Agreement among Dominion Resources, Inc., Virginia Electric and Power Company, Consolidated Natural Gas Company and JP Morgan Chase Bank, as Administrative Agent for the Lenders, dated May 27, 2004 (Exhibit 10.3, Form 10-Q for the quarter ended June 30, 2004, File No. 1-3196, incorporated by reference).

C-1.1

Form S-3 Registration Statement, Consolidated Natural Gas Company, $1,500,000,000 Senior Debt Securities, Junior Subordinated Debentures, Trust Preferred Securities, Related Guarantee and Agreement as to Expenses and Liabilities (File No. 333-85580, incorporated by reference).

C-1.2

Form S-3 Registration Statement, Dominion Resources, Inc., $4,500,000,000 Senior Debt Securities, Junior Subordinated Debentures, Trust Preferred Securities, Related Guarantee and Agreement as to Expenses and Liabilities, Common Stock, Preferred Stock, Stock Purchase Contracts, Stock Purchase Units (File No. 333-97393 filed on July 31, 2002 and incorporated by reference).

C-1.3

Form S-3 Registration Statement, Dominion Resources, Inc., $2,000,000,000 Senior Debt Securities, Junior Subordinated Debentures, Trust Preferred Securities, Related Guarantee and Agreement as to Expenses and Liabilities, Common Stock, Preferred Stock, Stock Purchase Contracts and Stock Purchase Units (File No. 333-55904 filed on February 20, 2001 and incorporated by reference).

C-1.4

Form S-3 Registration Statement, Dominion Resources, Inc., $3,000,000,000 Senior Debt Securities, Junior Subordinated Debentures, Trust Preferred Securities, Related Guarantee and Agreement as to Expenses and Liabilities, Common Stock, Preferred Stock, Stock Purchase Contracts, Stock Purchase Units (File No. 333-106790 filed on July 3, 2003 and incorporated by reference).

D-1	Not Applicable.
E-1	Not Applicable.
F-1	Opinion of Counsel for the Applicants.
G-1

Dominion Resources, Inc. Executive Supplemental Retirement Plan, effective January 1, 1981 as amended and restated October 17, 2003 (Exhibit 10.3, Form 10-Q for the quarter ended September 30, 2003, File No. 1-8489, incorporated by reference).

G-2	Dominion Resources, Inc.'s Cash Incentive Plan as adopted December 20, 1991 (Exhibit 10(xxii), Form 10-K for the fiscal year ended December 31, 1991, File No. 1-8489, incorporated by reference).
G-3

Dominion Resources, Inc. Incentive Compensation Plan, effective April 22, 1997, as amended and restated effective July 20, 2001 (Exhibit 10.1, Form 10-Q for the quarter ended June 30, 2001, File No. 1-8489, incorporated by reference).

G-4

Dominion Resources, Inc. Executive Stock Purchase and Loan Plan II, dated February 15, 2000 (filed as Exhibit 10.10 to DRI's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489 incorporated by reference).

G-5

Dominion Resources, Inc. Retirement Benefit Funding Plan, effective June 29, 1990 as amended and restated September 1, 1996 (Exhibit 10(iii), Form 10-Q for the quarter ended June 30, 1997, File No. 1-8489, incorporated by reference).

G-6

Dominion Resources, Inc. Retirement Benefit Restoration Plan as adopted effective January 1, 1991 as amended and restated October 17, 2003 (Exhibit 10.2, Form 10-Q for the quarter ended September 30, 2003, File No. 1-8489, incorporated by reference).

G-7

Dominion Resources, Inc. Executives' Deferred Compensation Plan, effective January 1, 1994 and as amended and restated July 15, 2003 (Exhibit 10.2, Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489, incorporated by reference), amended July 13, 2004 (filed as Exhibit 10.2 to DRI's Form 10-Q for the quarter ended June 30, 2004 incorporated by reference).

G-8

Dominion Resources, Inc. Stock Accumulation Plan for Outside Directors, amended as of February 27, 2004 (filed as Exhibit 10.15 to DRI's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-8489 incorporated by reference).

G-9

Dominion Resources, Inc. Directors' Stock Compensation Plan, as amended February 27, 2004 (filed as Exhibit 10.16 to DRI's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-8489, incorporated by reference).

G-10

Dominion Resources, Inc. Directors Deferred Compensation Plan, as amended and in effect September 20, 2002 (Exhibit 10.4, Form 10-Q for the quarter ended September 30, 2003, incorporated by reference).

G-11

Dominion Resources, Inc. Leadership Stock Option Plan, effective July 1, 2000, as amended and restated effective July 20, 2001 (Exhibit 10.2, Form 10-Q for the quarter ended June 30, 2001, File No. 1-8489, incorporated by reference).

G-12

Dominion Resources, Inc. Executive Stock Purchase Tool Kit, effective September 1, 2001, as amended and restated December 20, 2002 (filed as Exhibit 10.19 to DRI's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489 incorporated by reference).

G-13

Dominion Resources, Inc. Security Option Plan, effective January 1, 2003 amended and restated effective July 13, 2004 (filed as Exhibit 10.1 to DRI's Form 10-Q for the quarter ended June 30, 2004, File No. 1-8489 incorporated by reference).

H-1	Annual Report of DRI on Form 10-K for the year ended December 31, 2003 (Filed with the Commission in File No. 1-8489 and incorporated by reference herein).
I-1	Form of Notice (to be filed by amendment).
J-1	List of Applicants
K-1	EWG/FUCO Investment Limit Justification

B. Financial Statements.

FS-1.1	Consolidated Balance Sheet of DRI as of December 31, 2003 (Incorporated by reference to the filing of DRI on Form 10-K for the year ended December 31, 2003).
FS-1.2	Consolidated Balance Sheet of CNG as of December 31, 2003 (Incorporated by reference to the filing of CNG on Form 10-K for the year ended December 31, 2003).
FS-2.1	Consolidated Statement of Operations of DRI as of December 31, 2003 (Incorporated by reference to the filing of DRI on Form 10-K for the year ended December 31, 2003).
FS-2.2	Consolidated Statement of Operations of CNG as of December 31, 2003 (Incorporated by reference to the filing of CNG on Form 10-K for the year ended December 31, 2003).
FS-3.1	Consolidated Balance Sheet of DRI as of September 30, 2004 (Incorporated by reference to the filing of DRI on Form 10-Q for the quarter ended September 30, 2004).
FS-3.2	Consolidated Balance Sheet of CNG as of September 30, 2004 (Incorporated by reference to the filing of CNG on Form 10-Q for the quarter ended September 30, 2004).
FS-4.1	Consolidated Statement of Operations of DRI as of September 30, 2004 (Incorporated by reference to the filing of DRI on Form 10-Q for the quarter ended September 30, 2004).
FS-4.2	Consolidated Statement of Operations of CNG as of September 30, 2004 (Incorporated by reference to the filing of CNG on Form 10-Q for the quarter ended September 30, 2004).
FS-5.1	Pro Forma Projected Income Statement, Balance Sheet and Cash Flow Statement for Authorization Period of DRI System (submitted to Commission and given confidential treatment)
FS-5.2	Pro Forma Projected Income Statement, Balance Sheet and Cash Flow Statement for Authorization Period of CNG (submitted to Commission and given confidential treatment)

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

Pursuant to the Public Utility Holding Company Act of 1935, the undersigned Company has caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dominion Resources, Inc.

By:       /s/ James F. Stutts

Name: James F. Stutts
Title: Vice President and General Counsel
On behalf of: Dominion Resources, Inc.
and other applicants listed on Exhibit J-1

Date: December 22, 2004

Exhibit B-1

CONSOLIDATED FEDERAL INCOME TAX
ALLOCATION AGREEMENT AMONG MEMBERS OF THE
DOMINION RESOURCES, INC. AFFILIATED GROUP

WHEREAS, Dominion Resources Inc., a corporation organized under the laws of the State of Virginia ("DRI") and a registered holding company under the Public Utility Holding Company Act of 1935 ("Act"), together with its subsidiary companies, direct and indirect, listed in Appendix A, comprise the members of the DRI consolidated group which will join annually in the filing of a consolidated Federal income tax return, and it is now the intention of DRI and its subsidiaries, direct and indirect, (hereinafter collectively referred to as the "DRI Group"), to enter into an agreement for the allocation of current federal income taxes; and

WHEREAS, certain members of the DRI Group will join annually in the filing of certain consolidated state income tax returns (to the extent permitted or required under applicable state income tax laws), and it is now the intention of the DRI Group to enter into an agreement for the allocation of current state income taxes; and

WHEREAS, by order dated May 13, 2004, the Securities and Exchange Commission has authorized DRI and its subsidiaries to enter into this agreement as of January 28, 2000 and to allocate consolidated income taxes in the manner herein provided; and

NOW, THEREFORE, each member ("Member") of the DRI Group does hereby covenant and agree with one another that the current consolidated income tax liabilities of the DRI Group shall be allocated as follows:

ARTICLE I.

DEFINITIONS AND INTERPRETATION
------------------------------

Section 1.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided, the following terms shall have the following respective meanings:

"Acquisition Indebtedness" means indebtedness incurred by Dominion Resources, Inc. to finance the acquisition (including related costs) by Dominion Resources, Inc. of all of the issued and outstanding stock of Consolidated Natural Gas Company and any renewals or extensions thereof. Acquisition Indebtedness also includes indebtedness incurred by Dominion Resources, Inc. for the purpose of refinancing the indebtedness relating to the acquisition (including related costs) of all of the issued and outstanding stock of Consolidated Natural Gas Company.

"Code" means the Internal Revenue Code of 1986, as amended.

"Consolidated Group" means Dominion Resources, Inc. and all of its subsidiaries which, from time to time, may be included in any (i) federal income tax return filed by Dominion Resources, Inc. in accordance with sections 1501 and 1502 of the Code or(ii) Other Return.

"Consolidated Return" means any consolidated federal income tax return or Other Return filed by DRI whether before or after the date hereof, which includes one or more Members of the DRI Group in a consolidated, combined or unitary group of which DRI is the common parent.

"Consolidated Return Year" means any period during which DRI files a consolidated federal income tax return or Other Return that includes one or more Members of the DRI Group in a consolidated, combined or unitary group of which DRI is a common parent.

"Consolidated Taxable Income" is the taxable income of the DRI Group as computed for federal or state income tax purposes.

"Consolidated Tax Liability" means, with reference to any taxable period, the consolidated, combined or unitary tax liability (including any interest, additions to tax and penalties) of the Consolidated Group for such taxable period (including the consolidated federal income tax liability and other consolidated, combined or unitary liability for Other Taxes).

"Corporate Taxable Income" means the income or loss of an associate company for a tax year computed as though such company had filed a separate return on the same basis as used in the Consolidated Return, except that dividend income from associate companies shall be disregarded, and other intercompany transactions eliminated in the Consolidated Return shall be given appropriate effect.

"Designated Official" means the Vice President, Tax of DRI or such other official assigned the responsibilities of Vice President, Tax of Dominion Resources, Inc.

"Other Return" means any consolidated, combined or unitary return of Other Taxes filed by DRI or another Member of the Dominion Resources, Inc. Group, whether before or after the date hereof, which covers the operations of one or more Members of the DRI Group.

"Other Taxes" means any taxes (including any interest and penalties) payable by DRI or another Member of the DRI Group to the government of any state, municipal or other political subdivision, including all agencies and instrumentalities of such government.

"Person" means any individual, partnership, form, corporation, limited liability company, joint stock company, unincorporated association, joint venture, trust or other entity or enterprise, or any government or political subdivision or agency, department or instrumentality thereof.

"Regulations" means the Treasury Regulations promulgated under the Code.

"Separate Return Tax" means the tax on the Corporate Taxable Income of a corporation which is a Member computed for purposes of this Agreement as though such company were not a Member of a consolidated group.

Section 1.2 References, Etc. The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined herein in the singular shall have the same meanings in the plural and vice versa. All References herein to any Person includes such Person's successors and assigns. All references herein to Articles and Sections shall, unless the context requires a different construction, be deemed to be references to the Articles and Sections of this Agreement. For purposes of this Agreement, Finance will not be treated as a Member of the Dominion Resources, Inc. Group and all items of income, deduction, loss, credit or any other tax attribute of Finance shall be treated as an item of income, deduction, loss, credit or tax attribute of Dominion Resources, Inc. In this Agreement, unless a clear contrary intention appears the word "including" (and with correlative meaning "include") means "including but not Limited to".

ARTICLE II.

Preparation and Filing of Tax Returns; Allocation of Taxes
----------------------------------------------------------

Section 2.1 Federal Returns.

(a) A U.S. consolidated federal income tax return shall be prepared and filed by DRI for each taxable year in respect of which this Agreement is in effect and for which the Consolidated Group is required or permitted to file a consolidated federal income tax return. DRI and all its subsidiaries shall execute and file such consents, elections and other documents that may be required or appropriate for the proper filing of such returns.

(b) (i) The Consolidated Group will elect, on a timely basis, in accordance with Code Section 1552(b) and Section 1.1552-1(c)(2) of the Regulations to allocate its consolidated tax liability (other than alternative minimum tax ("AMT") and its related credits) among its Members under the method described in Sections 1.1502-33(d)(3) and 1.1552-1(a)(2)

commencing with the consolidated taxable year ended December 31, 2000. The fixed percentage to be used for purposes of Regulations section 1.1502-33(d)(3)(i) is 100%. The general effect of such method is to first allocate the consolidated tax liability among the Members of the Consolidated Group on the basis of the percentage of the total consolidated tax which the tax of such Member (other than AMT and its related credits) if computed on a separate return basis would bear to the total amount of the taxes (other than AMT and its related credits) for all Members of the group so computed. Then such method allocates an additional amount (the "Tax Benefit Amount") to each Member up to, but not greater than, the excess, if any, of its Separate Return Tax liability (other than AMT and its related credits) over the amount allocated to such Member in the previous sentence. The total of the Tax Benefit Amounts allocated to Members shall result in payments to, and an increase in the earnings and profits of, the Members who had items of deduction, loss or credits to which such Tax Benefit Amount is attributable. This election is intended to comply with Rule 45(c)(5) under the Act, as modified by Section 2(d) below.

(ii) The allocation of the alternative minimum tax liability incurred by the DRI Group and the resulting minimum tax credit shall be allocated in the manner set forth in Proposed and Temporary Treasury Regulation Sections 1.1502-55. This method generally allocates (i) any AMT paid by the Dominion Resources, Inc. Group based on the relative separate adjusted AMT of each Member and (ii) the minimum tax credit (AMTC) on the basis of the AMT previously assigned to such Member and assuming that AMTC is utilized on a "first in/first out" methodology, and that to the extent that AMTC arising in one year is not fully utilized, such AMTC is utilized proportionately by the Members previously assigned AMT for that year.

(c) Each Member's allocable share of the consolidated income tax liability as determined in Section 2.1(b) hereby shall be used in both (i) the determination of each Member's earnings and profits and (ii) determining the amounts to be paid (as provided in Section 3.4 of this Agreement) by Members to DRI with respect to each Member's share of the Consolidated Group's Tax liability and payments from DRI to Members with respect to the use of a Member's tax attributes.

(d) (i) The aggregate of all amounts paid by Members of the Consolidated Group (the "Paying Members") as a result of the excess of each Members' Separate Return Tax liability (as determined under Section 1.1552-1(a)(2)(ii) of the Regulations) over the amount allocated to such Member as its share of the Consolidated Tax Liability under Code Section 1552 (i.e., the Tax Benefit Amount) shall be paid by Dominion Resources, Inc. to the other Members (the "Loss Members") which had tax deductions, losses and credits to which such payments by the Paying Members are attributable. The apportionment of such payments among Loss Members shall be in a manner that reflects the Consolidated Group's absorption of such tax attributes in the manner described in Section 2.1(e) below. The payments to the Loss Members for their tax attributes shall be pursuant to a consistent method which reasonably reflects such items of loss or credit (such consistency and reasonableness to be determined by the Designated Official).

(ii) Notwithstanding the provisions of section 2.1(d)(i), the Tax Benefit Amount allocated to DRI and paid to DRI as a result of its being a Loss Member shall be limited to the lesser of the tax benefit of it's interest deduction attributable to Acquisition Indebtedness or the tax benefit of it's separate tax loss. The portion of DRI's tax benefits which cannot be allocated and paid to DRI due to the operation of this Section shall be reallocated to Paying

Members of the Consolidated Group other than DRI in accordance with the principles contained in section 2.1(b)(i).

(e) In apportioning the payments to Loss Members for the Tax Benefit Amount pursuant to Section 2.1(d) hereof:

(i) any consolidated net operating loss ("NOL") shall be allocated among the group Members pursuant to Regulations Section 1.1502-21(b). To the extent the consolidated NOL is carried back, any Member's individually allocable NOL shall be deemed carried back and utilized in proportion to the amount that the Member's NOL bears to the consolidated NOL. Analogous principles shall apply in the case of NOL carryforwards;

(ii) with respect to each type of credit used to offset all or a portion of the Consolidated Tax Liability otherwise payable, such credit shall be allocated among the Members by crediting to each Member an amount of credit which that Member would have available to utilize on a separate return basis in a manner consistent with the method set forth in Section 2.1(e)(i) above.

(iii) the cost of any credit recapture which results in the payment of tax shall be specifically allocated to the Member whose credit is recaptured determined in a manner consistent with the provisions of Section 2.1(e)(i) above.

(f) The allocation of tax shall be subject to further adjustment from time to time on account of the payment of additional tax or the receipt of a refund attributable to either the filing of an amended return or on account of the results of an audit conducted by the Internal Revenue Service or other relevant taxing authority.

Section 2.2 Other Taxes. (a) DRI will prepare and file (or cause to be prepared and filed) all returns of Other Taxes which are required to be filed with respect to the operations of DRI and its subsidiaries. In the event any taxing authority requires or permits that a combined, consolidated or unitary return be filed for Other Taxes, which return includes both DRI and a subsidiary, DRI may elect to file such return and shall have the right to require any Member to be included in such return. DRI will advise each of its subsidiaries included in each Other Return and each governmental office in which any Other Return is filed. Other Taxes shall be allocated among the DRI Group in a manner that is consistent with the method set forth in Article 2 hereof. Furthermore, amounts due to or from DRI with respect to Other Taxes, shall be determined in a manner consistent with Sections 2.1(b) and 2.1(d).

(b) Each Member of the DRI Group that does not file an Other Return together with any other Member of the DRI Group shall be solely responsible and obligated to pay the tax liability with respect to such return from its own funds. Such returns shall be prepared and filed by DRI or the Member filing the Other Return.

(c) If any Member of the DRI Group is required to file a combined, consolidated or unitary return for Other Taxes with another Member of the DRI Group, but not with DRI (an "Other Taxes Subgroup"), then DRI shall have the rights, powers and obligations to file such tax returns and apportion among and, collect and remit from, the applicable Members such Other Taxes as the rights, powers and obligations given to DRI under this Agreement with respect to the Consolidated Tax Liability. Such returns shall be prepared and filed by DRI. If the right to file a combined, consolidated or unitary return for Other Taxes is optional, then DRI shall decide which of its subsidiaries should, to the extent permitted by law, join in filing of such return.

Section 2.3 Member Tax Information. The Members of the Consolidated Group shall submit the tax information requested by the Designated Official of DRI in the manner and by the date requested, in order to enable the Designated Official to calculate the amounts payable by the Members pursuant to Article 3 hereof.

ARTICLE III.

RESPONSIBILITY FOR TAX; INTERCOMPANY PAYMENTS
---------------------------------------------

Section 3.1 Responsibility. Assuming the Members of the Consolidated Group have fulfilled their obligations pursuant to this Article III, then DRI will be solely responsible for, and will indemnify and hold each Member of the Consolidated Group harmless with respect to, the payment of: (a) the Consolidated Tax Liability for each taxable period for which, as determined under Section 2.1 hereof, DRI filed a Consolidated Return or should have been filed; and (b) any and all Other Taxes due or payable with respect to any Other Return which is filed by DRI or should have been filed.

Section 3.2 Federal Tax Payments. (a) With respect to each Consolidated Return Year, the Designated Official of Dominion Resources, Inc. shall estimate and assess or pay to Members of the Consolidated Group their share of estimated tax payments to be made on a projected consolidated federal income tax return for each year. In making this determination, DRI shall elect a method for determining estimated tax and each Member shall follow that method. Such Members will pay, to DRI or be paid by DRI, such estimates not later than the 15th day of the 4th, 6th, 9th and 12th months of such Consolidated Return Year. With respect to any extension payment, the Designated Official of Dominion Resources, Inc. shall estimate and assess or pay to Members of the Consolidated Group their share of such extension payment. The difference between (1) a Member's estimated tax payments used for computation of the quarterly estimated payments plus their extension payments and (2) such Member's actual Tax Liability for any Consolidated Return Year as determined under Section 2.1(b) hereof, shall be paid to DRI or by DRI within sixty (60) days after the filing of the consolidated federal income tax return.

(b) DRI shall have sole authority, to the exclusion of all other Members of the Consolidated Group, to agree to any adjustment proposed by the Internal Revenue Service or any other taxing authority with respect to items of income, deductions or credits, as well as interest or penalties, attributable to any Member of the Consolidated Group during any Consolidated Return Year in which such Member was a Member of the Consolidated Group notwithstanding that such adjustment may increase the amounts payable by Members of the Consolidated Group under this Section 3.2 or Section 3.3 hereof. In the event of any adjustment to the Consolidated Tax Liability relating to items of income, deductions or credit, as well as interest or penalties, attributable to any Member of the Consolidated Group by reason of an amended return, claim for refund or audit by the Internal Revenue Service or any other taxing authority, the liability of all other Members of the Consolidated Group under paragraphs (a) of this Section 3.2 or Section 3.3 hereof shall be redetermined to give effect to such adjustment as if such adjustment had been made as a part of the original computation of such liability, and payment from a Member to DRI or by DRI to a Member, as the case may be, shall be promptly made after any payments are made to the Internal Revenue Service or any other taxing authority, refunds received or final determination of the matter in the case of contested proceedings. In such event, any payments between the parties shall bear interest at the then prevailing rate or rates on deficiencies assessed by the Internal Revenue Service or any other relevant taxing authority, during the period from the due date of the Consolidated Return (determined without regard to extensions of time for the filing thereof) for the Consolidated Return Year to which the adjustments were made to the date of payment.

Section 3.3 Other Tax Payments. Payments by a Member with respect to Other Taxes and required estimates thereof for which any other Member has joint and several liability shall be calculated and made by or to such Member in the same manner as that provided in Section 3.2. The principles set forth in Section 3.2 governing the determination and adjustment of payments as well as the method of payment to or from such Member with respect to federal income taxes shall be equally applicable in determining and adjusting the amount of and due date of payments to be made to or from such subsidiary with respect to Other Taxes and estimates thereof. Each Member shall pay, directly to the appropriate taxing authority, all taxes for which such Member is liable and for which no other Member has joint or several liability.

Section 3.4 Payment Mechanics. (a) Any payments to be made by a subsidiary of DRI pursuant to Section 2.1, 2.2, 3.2 or 3.3 hereof shall be made by such subsidiary to DRI by either promptly crediting as an offset against amounts owed to such Member by DRI or to the extent no amounts are owed to such Member by DRI, by cash payments to DRI. To the extent any payments are to be made to a subsidiary with respect to the use of such subsidiary's tax attributes by the Consolidated Group pursuant to Section 2.1, 2.2, 3.2 or 3.3 hereof, DRI shall make such payment to such subsidiary by either promptly crediting as an offset against amounts owned by such Member to DRI, or to the extent no amounts are owed to DRI by such Member, by cash payments to the Member.

(b) Tax payments by DRI with respect to any Consolidated Tax Liability shall be paid by DRI and shall be debited to the Member of the Consolidated Group for their respective shares of such Consolidated Tax Liability as determined pursuant to Article II hereof. Tax Refunds received by DRI with respect to any Consolidated Tax Liability, shall be paid by DRI to the Member of the Consolidated Group entitled to such Tax Refund, as determined.

(c) DRI shall be responsible for maintaining the books and records reflecting the inter-company accounts reflecting the amounts owned, collected and paid with respect to Taxes pursuant to this Agreement.

(d) DRI may delegate to other Members of the Consolidated Group responsibilities for the collection and disbursement of monies as required under this Agreement as well as responsibilities for maintaining books and records as required under this Agreement.

Section 3.5 Administration. The provisions of this Agreement shall be administered by the Designated Official of DRI. The interpretations of this Agreement by the Designated Official of DRI shall be conclusive.

ARTICLE IV.

Miscellaneous Provisions
------------------------

Section 4.1 Effect. The provisions hereof shall fix the rights and obligations of the parties as to the matters covered hereby whether or not such are followed for federal income tax or other purposes by the Consolidated Group, including the computation of earnings and profits for federal income tax purposes.

Section 4.2 Effective Date and Termination of Affiliation. This Agreement shall be effective with respect to all taxable years ending on or after January 28, 2000, in which any subsidiary of DRI is a Member of the Consolidated Group for any portion of the tax year. In the event that a party to this Agreement ceases to be a Member of the Consolidated Group, the rights and obligations of such party and each other party to this Agreement shall survive, but only with respect to taxable years including or ending before the date such party ceases to be a Member of the Consolidated Group.

Section 4.3 Notices. Any and all notices, requests or other communications hereunder shall be given in writing (a) if to DRI to Attention: Vice President, Tax, Facsimile Number: 804-771-4066 and (b) if to any other person, at such other address as shall be furnished by such person by like notice to the other parties.

Section 4.4 Expenses. Each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated hereby, including all legal and accounting fees and disbursements.

Section 4.5 Benefit and Burden. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors.

Section 4.6 Amendments and Waiver. No amendment, modification, change or cancellation of this Agreement shall be valid unless the same is in writing and signed by the parties hereto. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the person against whom that waiver is sought to be enforced. The failure of any party at any time to insist upon strict performance of any condition, promise, agreement or understanding set forth herein shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same or any other condition, promise, agreement or understanding at a future time.

Section 4.7 Assignments. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto and any attempt to do so shall be null and void.

Section 4.8 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

Section 4.9 Entire Agreement. THIS AGREEMENT SETS FORTH ALL OF THE PROMISES, AGREEMENTS, CONDITIONS, UNDERSTANDINGS, WARRANTIES AND REPRESENTATIONS AMONG THE PARTIES WITH RESPECT TO THE TRANSACTIONS

CONTEMPLATED HEREBY, AND SUPERSEDES ALL PRIOR AGREEMENTS, ARRANGEMENTS AND UNDERSTANDINGS BETWEEN THE PARTIES HERETO, WHETHER WRITTEN, ORAL OR OTHERWISE. THERE ARE NO PROMISES, AGREEMENTS, CONDITIONS, UNDERSTANDINGS, WARRANTIES OR REPRESENTATIONS, ORAL OR WRITTEN, EXPRESS OR IMPLIED, AMONG THE PARTIES EXCEPT AS SET FORTH HEREIN.

Section 4.10 Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF Virginia.

Section 4.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original and together which shall constitute one instrument. The parties hereto specifically recognize that from time to time other corporations may become Members of the Consolidated Group and hereby agree that such new Members may become Members to this Agreement by executing a copy of this Agreement and it will be effective as if all the Members had re-signed.

Section 4.12 Attorneys' Fees. If any Member or former Member hereto commences an action against another party to enforce any of the terms, covenants, conditions or provisions of this Agreement, or because of a default by a party under this Agreement, the prevailing party in any such action shall be entitled to recover its costs, expenses and losses, including attorneys' fees, incurred in connection with the prosecution or defense of such action from the losing party.

Section 4.13 No Third Party Rights. Nothing in this Agreement shall be deemed to create any right in any creditor or other person or entity not a party hereto and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third party.

Section 4.14 Further Documents. The parties agree to execute any and all documents, and to perform any and all other acts, reasonably necessary to accomplish the purposes of this Agreement.

Section 4.15 Headings and Captions. The headings and captions contained in this Agreement are inserted and included solely for convenience and shall not be considered or given any effect in construing the provisions hereof if any question of intent should arise.

Section 4.16 Departing Members

(a) In the event that any Member of the DRI Group at any time leaves the DRI Group and, under any applicable statutory provision or regulation, that Member is assigned and deemed to take with it all or a portion of any of the tax attributes of the DRI Group (including but not limited to NOL, credit carry forwards, and AMTC carry forwards), then to the extent that the amount of tax attributes so assigned differs from the amount of such attributes previously allocated to such Member under this agreement, the departing Member shall appropriately settle with the DRI Group. Such settlement shall consist of payment (1) on a dollar for dollar basis for all differences in credits, and, (2) in the case of NOL differences (or other differences related to other deductions), in a dollar amount computed by reference to the amount of NOL multiplied by the applicable tax rate relating to such NOL. The settlement payment shall be paid to DRI within sixty days after the Member leaves the DRI Group. The settlement amounts shall be allocated among the remaining Members of the DRI Group in proportion to the relative level of attributes possessed by each Member and the attributes of each Member shall be adjusted accordingly.

(b) Upon the departure of any Member from the DRI Group, such Member shall allocate its items of income, deduction, loss and credit between the period that it was a Member of the DRI Group and the period thereafter based upon a closing of the books methodology allowed under Treasury Regulation Section 1.1502-76(b)(2). The difference between (1) its prior estimated taxes or payments of Tax Benefit and (2) the amount of taxes due or payments of Tax Benefit due to that Member, shall be appropriately settled on the day such Member leaves the Dominion Resources, Inc. Group or on an alternative date mutually agreeable in writing to the Dominion Resources, Inc. Group and the departing Member.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in its name and on its behalf by one of its officers duly authorized.

DOMINION RESOURCES, INC.
AND PARTICIPATING SUBSIDIARIES

AGREEMENT REGARDING THE
OPERATION OF, AND PARTICIPATION IN,

THE DOMINION SYSTEM MONEY POOL

WHEREAS, Dominion Resources, Inc. ("DRI") has provided and/or arranged for the short-term financing needs of itself and its subsidiary companies ("DRI System" or "System") from time to time;

WHEREAS, the Securities and Exchange Commission ("Commission"), in its order dated January 3, 2003, Release No. 35-27634, has authorized DRI to arrange for, and coordinate, the short-term cash borrowing needs and investment of excess short-term cash reserves of itself and certain of its subsidiary companies on an intercompany pooled basis through the DRI System Money Pool ("DRI Money Pool");

WHEREAS, Consolidated Natural Gas Company ("CNG"), a registered holding company subsidiary of DRI, may be a lender to, but not a borrower from, the DRI Money Pool, and

WHEREAS, the DRI Money Pool will be administered by Dominion Resources Services, Inc. ("DRI Services");

NOW, THEREFORE, DRI, each of the undersigned DRI subsidiaries, CNG and DRI Services, have signed this Agreement to set forth the terms of the operation of the DRI Money Pool, and the participation therein of DRI and CNG (as lenders to the DRI Money Pool), the administration thereof by DRI Services, and the participation therein of each of the undersigned DRI subsidiaries other than CNG (as lenders to and/or borrowers from the DRI Money Pool, each a "Participant") and those subsidiaries that shall subsequently become Participants therein by signing this Agreement or an amendment hereto.

ARTICLE I
GENERAL

1. Only subsidiaries of DRI, except CNG, can be Participants in the DRI Money Pool.

2. DRI Services hereby undertakes to operate the DRI Money Pool on behalf of the Participants. DRI Services undertakes to maintain a list of each Participant in the DRI Money Pool. Exhibit A is a list of the Participants as of the date of this Agreement.

3. This Agreement shall be subject to the provisions of the Public Utility Holding Company Act of 1935, as it may be amended from time to time (the "Act"), any Rules promulgated under the Act, and any Orders issued from time to time under the Act.

4. Upon payment of all outstanding loans from or deposits of Surplus Cash to the DRI Money Pool, accrued interest, and its allocable share of fees to DRI Services, any Participant may terminate its participation in the DRI Money Pool pursuant to this Agreement at any time.

5. All references herein to a public utility company mean a "public-utility company" as defined in Section 2(a)(5) of the Act.

6. Funds in the DRI Money Pool will be held in two separate accounts - one for public utility company Participants ("Account A") and another for the Participants which are not public utility companies ("Account B"). Account A funds will not be loaned to non-public utility company Participants. A list of the Account A and Account Participants is attached as Exhibit A.

7. This Agreement sets forth the procedures regarding the operation of the Money Pool and the methods for each Participant to receive loans from the Money Pool or to deposit excess cash reserves ("Surplus Cash") in the Money Pool for the use by other Participants.

ARTICLE II
BORROWINGS, DEPOSITS

1. Subject to any individual maximum borrowing limit that may be imposed by DRI, in its sole discretion, from time-to-time, and further subject to any limits that may be imposed on a consolidated System basis and have an effect on an individual Participant's borrowing limit, and further subject to any Orders issued from time to time by the Commission under the Act, each Participant shall be entitled, on request, to borrow from the Money Pool various amounts in $1,000 increments ("Loans"), and for such period as determined by the Participant.

2. Loans from the DRI Money Pool shall be made in the form of open account advances. Open account advances are repayable not more than one year from the date of the first advance.

3. Loans are payable on demand, may be prepaid without premium or penalty, and bear interest, payable monthly.

4. All Loans by a Participant from the DRI Money Pool shall be evidenced by book entries.

5. If any Participant has Surplus Cash in excess of its immediate needs, it may deposit such Surplus Cash in the DRI Money Pool under the appropriate Account A or Account B. DRI Services, as agent for the Participants, shall pool such Surplus Cash with all other funds available when determining the amount that must be borrowed from DRI or CNG from day to day.

6. Any Participant may withdraw funds contributed to the DRI Money Pool at any time.

7. All deposits of cash in the DRI Money Pool by DRI, CNG or deposits of Surplus Cash by a Participant shall be evidenced by book entries in the appropriate Account A and Account B and within the appropriate individual record for each Participant.

8. Each Participant agrees to keep DRI Services advised of its borrowing needs and/or Surplus Cash position. DRI Services shall utilize such information to determine the net borrowing needs or Surplus Cash position of the consolidated DRI System and coordinate borrowings from DRI or CNG to meet the net borrowing needs or arrange for the investment of Surplus Cash on behalf of the Participants.

ARTICLE III
DETERMINATION OF BORROWING RATES

1. DRI Services will calculate, on a daily basis, the interest rate ("Daily Rate") applicable to all Loans by Participants from the DRI Money Pool.

2. The Daily Rate on Loans from the DRI Money Pool shall equal the effective weighted average rate of interest on DRI's outstanding commercial paper and/or revolving credit borrowings. If no such DRI borrowings are outstanding on the date of any outstanding Loan, then the interest rate shall be the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. The rate to be used for weekends and holidays will be the rate on the prior business day.

3. The Daily Rate shall be applied to the aggregate principal amount of any Loan of a Participant that remains outstanding at the end of any day.

ARTICLE IV
DETERMINATION OF DEPOSIT RATES

1. Subject to paragraph 3 below, all deposits of cash in the DRI Money Pool by DRI and CNG or deposits of Surplus Cash deposited in the DRI Money Pool by a Participant, shall earn interest at the Daily Rate as calculated by DRI Services pursuant to Article III.

2. The Daily Rate shall be applied to the aggregate principal amount of any deposit of Surplus Cash that remains in the DRI Money Pool at the end of any day.

3. If, at any time, there is more Surplus Cash deposited by Participants in the DRI Money Pool than is needed by other Participants (such increment of Surplus Cash to be referred to as "Excess Surplus Cash"), DRI Services, as Agent for the Participants that deposited such Excess Surplus Cash, shall invest such Excess Surplus Cash in instruments which are authorized temporary cash investments under the Investment Policy of DRI as set forth in Exhibit B hereto. All interest accrued on such investments shall be allocable to the Participants that deposited such Excess Surplus Cash in the DRI Money Pool.

ARTICLE V
RECORD OF CURRENT ACCOUNTS

1. DRI Services shall maintain a current daily accounting of all Loans from, or deposits of Surplus Cash in, the DRI Money Pool by each Account A Participant and each Account B Participant. Such accounting shall be maintained in electronic format and shall indicate the Daily Rate in effect from time to time.

2. Upon request, DRI Services shall provide any Participant copies of such current accounting.

ARTICLE VI
INTEREST PAYMENTS

1. All accrued and unpaid interest on all Loans from the DRI Money Pool shall be payable monthly by each Participant until the principal amount of the Loan has been fully repaid.

2. Accrued interest on all deposits in the DRI Money Pool by DRI, CNG or a Participant shall be disbursed to the appropriate party on a monthly basis. DRI Services shall be entitled to apply any such interest payable against any outstanding interest receivable that may be due for Loans that may have been outstanding by a Participant at other times during that month.

ARTICLE VII
AVAILABILITY OF FUNDS TO PARTICIPANTS

1. Based on the individual funding requirements communicated by each Participant to DRI Services from time to time, DRI Services shall endeavor to arrange borrowings from DRI so that the funding requirements of each Participant may be fully satisfied.
  DRI and CNG may not borrow any funds from the DRI Money Pool. DRI and CNG, however, shall have the right to withdraw funds it has deposited in the DRI Money Pool to the extent such funds are no longer needed to cover the borrowing needs of subsidiary Participants.
  In providing funds to DRI Money Pool Participants, DRI and CNG will give preference to the needs of Account A Participants.

ARTICLE VIII
REPAYMENT OF LOANS

1. All Loans are payable upon demand by DRI Services.

2. Each Participant shall have the right at any time to fully repay to the Money Pool any outstanding Loan.

ARTICLE IX
TERM, GOVERNING LAW

1. Subject to any Participant's individual right to terminate participation under this Agreement as set out in Article I, 5, this Agreement shall remain in effect until such date as may be approved by DRI, DRI Services and each Participant.

2. Notwithstanding the termination of participation in the Money Pool by any Participant, this Agreement shall remain in effect with respect to all other Participants.

3. This Agreement may be amended or superseded at any time, by a written instrument signed by DRI, CNG, DRI Services and each Participant.

4. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia.

IN WITNESS WHEREOF, the parties have hereunto executed this Agreement as of January 3, 2003.

DOMINION RESOURCES, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

CONSOLIDATED NATURAL GAS COMPANY

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DOMINION RESOURCES SERVICES, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

THE EAST OHIO GAS COMPANY

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

HOPE GAS, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

THE PEOPLES NATURAL GAS COMPANY

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DOMINION ENERGY, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DOMINION RESERVES, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DOMINION OHIO ES, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DOMINION ALLIANCE HOLDING, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

ELWOOD II HOLDINGS, LLC

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

ELWOOD III HOLDINGS, LLC

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

KINCAID GENERATION, LLC

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DT SERVICES, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DOMINION METERING SERVICES, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

CNG INTERNATIONAL CORPORATION

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DOMINION IROQUOIS, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

CNG PIPELINE COMPANY

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

CNG POWER SERVICES CORPORATION

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DOMINION EXPLORATION & PRODUCTION, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DOMINION PRODUCTS AND SERVICES, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DOMINION RETAIL, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DOMINION FIELD SERVICES, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DOMINION TRANSMISSION, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

CNG MAIN PASS GAS GATHERING CORPORATION

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

CNG OIL GATHERING CORPORATION

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DOMINION OKLAHOMA TEXAS EXPLORATION & PRODUCTION, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DOMINION GREENBRIER, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

DOMINION NATURAL GAS STORAGE, INC.

By: /s/ G. Scott Hetzer
G. Scott Hetzer
Senior Vice President and Treasurer

Exhibit B-2

DOMINION SYSTEM MONEY POOL
PARTICIPANTS

ACCOUNT A PARTICIPANTS
The East Ohio Gas Company
Hope Gas, Inc.
The Peoples Natural Gas Company

ACCOUNT B PARTICIPANTS
Dominion Energy, Inc.
Dominion Reserves, Inc.
Dominion Ohio ES, Inc.
Dominion Resources Services, Inc.
Dominion Alliance Holding, Inc.
DT Services, Inc.
CNG International Corporation
Dominion Iroquois, Inc.
CNG Power Services Corporation
Dominion Exploration & Production, Inc.
Dominion Products and Services, Inc.
Dominion Retail, Inc.
Dominion Field Services, Inc.
Dominion Transmission, Inc.
CNG Main Pass Gas Gathering Corporation
CNG Oil Gathering Corporation
Dominion Oklahoma Texas Exploration & Production, Inc.
Dominion Greenbrier, Inc.
Dominion Natural Gas Storage, Inc.
NE Hub Partners L.L.C.
Farmington Properties, Inc.
Dominion Capital, Inc.
Dominion Technical Solutions, Inc.
Virginia Power Nuclear Services, Inc.
Virginia Power Energy Marketing, Inc.
Virginia Power Services Energy Corp., Inc.
CNG Coal Company
Dominion Member Services, Inc.
Tioga Properties, LLC
Dominion Cove Point, Inc.
Dominion South Pipeline, LP

Exhibit F-1

OPINION OF COUNSEL

December 22, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Dominion Resources, Inc., et al
(File No. 70-10246)

Ladies and Gentlemen:

This opinion is furnished to the Securities and Exchange Commission (the "Commission") in connection with the filing with the Commission of the Application-Declaration on Form U-1 (File 70-10246) (the "Application") of Dominion Resources, Inc. ("DRI"), Consolidated Natural Gas Company ("CNG"), et al. under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The Application requests that the Commission authorize and approve the financing arrangements and ongoing financing activities of DRI and CNG and their subsidiaries and other related matters (collectively, the "Financings")

The opinions expressed below with respect to the Financings described in the Application are subject to the following further assumptions and conditions:

      Each Financing shall have been duly authorized and approved, to the extent required by the governing corporate documents and applicable state laws, by the Board of Directors of the Issuer proposing to effect such Financing.
      All required approvals, authorizations, and consents, and all filings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to each financing shall have been obtained or made, as the case may be.
      Any registration statements filed by any Issuer under the Securities Act of 1933 in connection with any Financing shall be and shall remain effective pursuant to the Securities Act of 1933, as amended; no stop order shall have been entered with respect thereto; and the issuance of securities thereunder shall have been consummated in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

Based on the foregoing, and subject to the assumptions and conditions set forth herein, I am of the opinion, upon the issuance of your order or orders in this proceeding granting or permitting the Application to become effective with respect to the proposed transaction, and in the event the proposed transaction is consummated in accordance with said Application and your order or orders in respect thereto:

    All state laws applicable to each proposed Financing will have been complied with.
    Each Issuer is a corporation validly organized, duly existing and in good standing in its respective jurisdiction of organization.
    No Financing by any Issuer will violate the legal rights of the holders of any securities issued by such Issuer.
    Each Financing, in the case of stock, will be validly issued, fully paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the charter or other document defining such rights and privileges.
    Each Financing, in the case of debt securities, will be the valid and binding obligation of the Issuer or guarantor in accordance with the terms of such Financing, subject to bankruptcy, insolvency, or other similar laws affecting creditors' rights generally, and to the effects of general equity principles.

I am an attorney licensed to practice in the Commonwealth of Virginia and express no opinion as to the laws of any other jurisdiction other than the Act under the federal laws of the United States.

I hereby consent to the use of this opinion in connection with the Application. This opinion is intended solely for the use of the Commission and may not be relied upon by any other person for any purpose.

Very truly yours,

       /s/ James S. Stutts

          General Counsel

Exhibit J-1

List of Applicants

DOMINION RESOURCES, INC. P.O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ENERGY PERU HOLDINGS, INC. P.O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ENERGY, INC. P.O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION COGEN, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION COGEN WV, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION KINCAID, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ENERGY CONSTRUCTION COMPANY P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION STORAGE, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ELWOOD, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ELWOOD SERVICES, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ARMSTRONG, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION DRESDEN, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION PLEASANTS, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION TROY, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ARMSTRONG SERVICES COMPANY, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION PLEASANTS SERVICES COMPANY, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION TROY SERVICES COMPANY, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION DRESDEN SERVICES COMPANY, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

REMINGTON, LLC P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

NITON US, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION CLEVELAND THERMAL, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION FAIRLESS HILLS, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION NUCLEAR HOLDINGS, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION EQUIPMENT II, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ENERGY MARKETING, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION PERSON, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ELWOOD EXPANSION, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ENERGY CLEARINGHOUSE STORAGE SERVICES, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION NORTH STAR GENERATION, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION EQUIPMENT III, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION WAGRAM, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION STATE LINE, INC. P.O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION PETROLEUM MARKETING, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION EQUIPMENT, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ENERGY TERMINAL COMPANY, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION NUCLEAR PROJECTS, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ENERGY KEWAUNEE, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

CLEARINGHOUSE VENTURES, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

CLEARINGHOUSE OIL VENTURES, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION WHOLESALE, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION RESERVES, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION SAN JUAN, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION BLACK WARRIOR BASIN, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION RESERVES INDIANA-UTAH, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION RESERVES GULF COAST, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

CARTHAGE ENERGY SERVICES, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION GAS PROCESSING MICHIGAN, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

CYPRESS ENERGY, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION MIDWEST ENERGY, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION MICHIGAN PRODUCTION SERVICES, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION APPALACHIAN DEVELOPMENT, INC. P.O. DRAWER R; JANE LEW, WV 26378

DOMINION CAPITAL, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

SHOULDERS HILL/DCI PROPERTIES, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

WILLIAMS COURT/DCI PROPERTIES, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

LOUISIANA HYDROELECTRIC CAPITAL, LLC P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

VIRGINIA FINANCIAL VENTURES, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

NH CAPITAL, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

H-W PROPERTIES, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

WATERFORD HARBOR REALTY, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION VENTURE INVESTMENTS, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION CAPITAL VENTURES CORPORATION P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

OPTACOR FINANCIAL SERVICES COMPANY P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

VIDALIA AUDIT, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

GOODMAN SEGAR HOGAN, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION LAND MANAGEMENT COMPANY - WILLIAMSBURG P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

OLD NORTH STATE MANAGEMENT COMPANY P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

FIRST SOURCE EQUITY HOLDINGS, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION FIRST SOURCE, LLC P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION LANDS, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

GICHNER SYSTEMS GROUP, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

COMPENDIA MEDIA GROUP P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

VIRGINIA ELECTRIC AND POWER COMPANY P.O. BOX 26666; 17TH FLOOR, RICHMOND, VA 23261

VIRGINIA POWER FUEL CORPORATION P.O. BOX 26666; 17TH FLOOR, RICHMOND, VA 23261

VIRGINIA POWER SERVICES, INC. P.O. BOX 26666; 17TH FLOOR , RICHMOND, VA 23261

VIRGINIA POWER NUCLEAR SERVICES COMPANY P.O. BOX 26666; 17TH FLOOR, RICHMOND, VA 23261

VIRGINIA POWER SERVICES ENERGY CORP. INC. P.O. BOX 26666; 17TH FLOOR, RICHMOND, VA 23261

VIRGINIA POWER ENERGY MARKETING, INC. P.O. BOX 26666; 17TH FLOOR, RICHMOND, VA 23261

VP PROPERTY, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ENERGY CLEARINGHOUSE, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION GENERATION CORPORATION P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION RESOURCES SERVICES, INC. P.O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

CONSOLIDATED NATURAL GAS COMPANY CNG TOWER, PITTSBURGH, PA 15222

DOMINION TRANSMISSION, INC. 445 WEST MAIN STREET, CLARKSBURG WV 26301

DOMINION IROQUOIS, INC. 445 WEST MAIN STREET, CLARKSBURG WV 26301

THE EAST OHIO GAS COMPANY 1201 E. 55TH STREET, CLEVELAND, OH 44103

THE PEOPLES NATURAL GAS COMPANY 625 LIBERTY AVE, PITTSBURGH, PA 15222

HOPE GAS, INC. 445 WEST MAIN STREET, CLARKSBURG WV 26301

DOMINION OKLAHOMA TEXAS EXPLORATION & PRODUCTION, INC. 1450 POYDRAS STREET, NEW ORLEANS, LA 70112

DOMINION GAS MARKETING, INC. 1450 POYDRAS STREET, NEW ORLEANS, LA 70112

AMERICAN EXPLORATION PRODUCTION COMPANY 1450 POYDRAS STREET, NEW ORLEANS, LA 70112

LDNG TEXAS HOLDINGS, INC. 1450 POYDRAS STREET, NEW ORLEANS, LA 70112

AMERICAN RESERVE CORPORATION 1450 POYDRAS STREET, NEW ORLEANS, LA 70112

STONEWATER PIPELINE COMPANY OF TEXAS, INC. 1450 POYDRAS STREET, NEW ORLEANS, LA 70112

LDNG ACQUISITION, INC. 1450 POYDRAS STREET, NEW ORLEANS, LA 70112

DOMINION EXPLORATION & PRODUCTION, INC. 1450 POYDRAS STREET, NEW ORLEANS, LA 70112

DOMINION EXPLORATION MIDCONTINENT, INC. 1450 POYDRAS STREET, NEW ORLEANS, LA 70112

CNG MAIN PASS GAS GATHERING CORPORATION 1450 POYDRAS STREET, NEW ORLEANS, LA 70112

CNG OIL GATHERING CORPORATION 1450 POYDRAS STREET, NEW ORLEANS, LA 70112

DOMINION PRODUCTS & SERVICES, INC. P.O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION MEMBER SERVICES, INC. P.O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION RETAIL, INC. P.O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION FIELD SERVICES, INC. P.O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

CNG INTERNATIONAL CORPORATION P.O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

CNG KAUAI, INC. P.O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

CNG POWER SERVICES CORPORATION P.O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

CNG COAL COMPANY 1450 POYDRAS STREET, NEW ORLEANS, LA 70112

DOMINION GREENBRIER, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION NATURAL GAS STORAGE, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION COVE POINT, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DT SERVICES, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ALLIANCE HOLDING, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ENERGY HOLDINGS, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION ENERGY TECHNOLOGIES, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION OHIO ES, INC. P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DOMINION TECHNICAL SOLUTIONS, INC. P.O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

DFV CAPITAL CORPORATION P. O. BOX 26666, 17TH FLOOR, RICHMOND, VA 23261

ELWOOD II HOLDINGS, LLC 21100 NOEL ROAD, ELWOOD, IL 60421

ELWOOD III HOLDINGS, LLC 21100 NOEL ROAD, ELWOOD, IL 60421

KINCAID GENERATION, LLC P.O. BOX 260, KINCAID, IL 62540

NE HUB PARTNERS L.L.C. 445 WEST MAIN STREET CLARKSBURG WV 26301

FARMINGTON PROPERTIES, INC. 445 WEST MAIN STREET CLARKSBURG WV 26301

EXHIBIT K-1

EWG/FUCO Investment Limit Justification

With respect to demonstrating the absence of any substantial adverse impact upon the financial integrity of the registered holding company system, DRI states the following:

1. Current EWG/FUCO Investment. DRI's consolidated aggregate investment in EWGs and FUCOs as of September 30, 2004, was approximately $2.3 billion, of which EWG investment constituted approximately 99.6%. DRI's consolidated retained earnings as of September 30, 2004 were approximately $1.27 billion.

2. Reasonable Relative Size of the Proposed Investment. DRI states that the requested authority of 100% of consolidated retained earnings plus $5.0 billion represents 22.9% of DRI's consolidated capitalization, 14.0% of consolidated assets, and 29.8% of the market value of its common stock as of September 30, 2004. DRI's consolidated capitalization, consolidated assets and market value of common stock ratios are within the Commission's previously approved ranges.1

3. Equity to Total Capitalization. DRI commits that common equity will comprise at least 30% of its consolidated capitalization throughout the period of time the requested authorization is in effect. As of September 30, 2004, its common equity comprised 37% of DRI's consolidated capitalization.

4. Credit Ratings. The senior debt of DRI carries an investment grade rating and DRI's corporate credit rating is investment grade as determined by Moody's Investors Service ("Moody's") and Standard & Poor's Corporation ("S&P"). DRI commits that during the authorization period it will maintain at least an investment grade corporate senior unsecured debt rating from at least one nationally recognized statistical rating agency as defined in Rule 5c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934.
  Financial Performance. DRI states that its existing investments in EWGs and FUCOs make a positive contribution to revenues and earnings. Dominion Energy, Inc. ("DEI") is the entity which acquires virtually all of DRI's non-utility generation operations; for the fiscal period ended December 31, 2002, DEI recognized revenues of $1,157 million, net income of $184 million, and retained earnings of $267 million. For the fiscal period ended December 31, 2003, DEI recognized revenues of $1,335 million, net income of $205 million, and retained earnings of $383 million. DRI states that it has suffered none of the adverse conditions specified by Rule 53(b), including no bankruptcy of a subsidiary having assets with book value exceeding 10% of DRI's consolidated retained earnings, no decrease by more than 10% in average consolidated retained earnings for the last four quarters compared to the prior four quarters, and no operating losses in EWGs or FUCOs in excess of 5% of consolidated retained earnings. DRI states that it will notify the Commission by post-effective amendment in this matter should any of those circumstances occur.

____________________

1 See Northeast Utilities, et al., HCAR 27868A (July 2, 2004), showing a chart comparison of several holding companies with the range for consolidated capitalization between 11.0% and 49.1%; the range for consolidated assets between 8.6% and 33.0%; and the range for market value of outstanding common stock between 7.8% and 60.1%. These ranges and the comparison chart found therein, show that DRI's proposed investment authority is an acceptable commitment of its assets based on the Commission's current criteria. DR's ratios compare favorably to the ratios of other holding companies at the level of the proposed investment. See also KeySpan Corp. HCAR 27612 (December 6, 2002).

6. Risk Management and Project Review Process. DRI state that every potential investment in EWGs and FUCOs undergoes a series of reviews by project managers responsible for identifying business opportunities, and in some cases senior management and the Board of Directors of DEI and/or senior management and the Board of Directors of DRI. The Board of Directors of DRI reviews investments in excess of $50 million.

Potential investments are evaluated against a number of investment criteria including (i) economic viability of the project, (ii) political and regulatory risk, (iii) availability of non-recourse financing on reasonable terms and (iv) strategic fit within the DRI System.

Analysis of the economic viability of the project includes an analysis of the overall industry environment (e.g. progress towards restructuring) in which the project will operate; the ability of the project to produce electricity at or below long-run marginal costs in the competitive region and the credit worthiness of potential power purchasers and other project counterparties.

Analysis of political and regulatory risks involves careful review of changing political and regulatory regimes as well as long-term economic stability in the competitive region. The analysis also includes review of permitting and environmental risks as well as legal risk associated with the ability to enforce contracts relating to the project and its financing.

DRI states that its risk mitigation measures include structural separation of project investments, and maintenance of a diverse project mix, including, e.g. both greenfield projects and acquisitions of existing plants, geographic diversity, risk sharing with joint venturers, and fuel diversity. DRI asserts that its principal investments under its business plan are in well-established, growing, and fundamentally stable energy markets.

DRI states that its business strategy and the requested authorization reflect the evolution of the energy market in the Untied Stated and particularly the Eastern Interconnected region of the United States. DRI is predominantly seeking domestic EWG investment opportunities that complement its integrated holding company system assets, and help serve the energy requirements of the region served by those assets. DRI anticipates that FUCO or foreign EWG acquisitions would be merely an incidental component of its project development and investment program, perhaps resulting from an acquisition driven by domestic EWG growth opportunities, while the vast majority of the requested authority will be directed to domestic power generation projects in established domestic wholesale energy markets.

DRI states that it is particularly sensitive to ensuring that its independent energy investments contribute to its overall strategic growth plan building upon DRI's strengths and resources to achieve broad corporate objectives within budgeting and expenditure guidelines. Thus, each potential investment must be reviewed and approved by a number of managers within the DRI system who will focus their review not only on the questions of whether a particular project satisfies DRI's investment criteria and is reasonably anticipated to generate earnings commensurate with risk, but also on the question of whether the project is likely to aid in achieving DRI's long-term overall strategic objectives.

Particularly with respect to demonstrating the absence of any adverse impact upon public utility subsidiaries, their customers or the ability of State commissions to protect those subsidiaries and their customers, DRI states that:

1. All EWG and FUCO projects will be structurally separate from public utility company operations in that they are permanently owned by corporations, limited liability companies, or partnerships that are held in corporate chains of ownership independent of DRI's public utility company subsidiaries.

2. No public utility company subsidiary of DRI will indemnify or guarantee the obligations of EWG or FUCO projects.

3. Each of its public utility subsidiaries maintains investment grade corporate credit ratings and debt ratings as determined by at least one nationally recognized statistical rating agency as defined in Rule 5c 3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934, that each is able to finance its operations principally from internally generated funds, and the proposed investment authority will not restrict the availability of capital for their operations. Each commits that the common equity will constitute at least 30% of its respective consolidated capitalization.

4. The public utility company subsidiaries of DRI operate in states with state public service commissions that exercise general supervision authority, including authority over rate and public utility cost of service matters. These commissions have the authority to establish rates for regulated public utility company service based upon a rate of return determined to be fair by the state commission.

5. The public utility company subsidiaries of DRI will not seek recovery in rates to their regulated customers to compensate for any losses or inadequate returns that may be sustained on DRI's investments in EWGs or FUCOs.